UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the quarter ended December 31, 2021

Commission File Number 001-37651

Atlassian Corporation Plc
(Exact name of registrant as specified in its charter)

Not Applicable
(Translation of registrant’s name into English)

Exchange House
Primrose Street
London EC2A 2EG
c/o Herbert Smith Freehills LLP
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

QUARTERLY REPORT

ATLASSIAN CORPORATION PLC
CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. $ and shares in thousands, except per share data)
(unaudited)

		Three Months Ended December 31,		Six Months Ended December 31,
	Notes	2021	2020	2021	2020
Revenues:
Subscription		$508,987	$310,675	$944,283	$588,639
Maintenance		127,059	131,276	257,649	258,970
Other		52,480	59,408	100,618	113,256
Total revenues	12	688,526	501,359	1,302,550	960,865
Cost of revenues (1) (2)		115,161	79,482	213,179	153,166
Gross profit		573,365	421,877	1,089,371	807,699
Operating expenses:
Research and development (1) (2)		374,976	241,064	654,822	473,299
Marketing and sales (1) (2)		134,659	77,151	237,587	147,437
General and administrative (1)		130,448	75,949	224,034	147,318
Total operating expenses		640,083	394,164	1,116,443	768,054
Operating income (loss)		(66,718)	27,713	(27,072)	39,645
Other non-operating expense, net		(319)	(545,749)	(425,252)	(572,020)
Finance income		77	2,112	357	4,702
Finance costs		(6,078)	(91,448)	(13,189)	(104,023)
Loss before income tax expense		(73,038)	(607,372)	(465,156)	(631,696)
Income tax expense	5	(4,434)	(14,156)	(12,418)	(11,386)
Net loss		$(77,472)	$(621,528)	$(477,574)	$(643,082)
Net loss per share attributable to ordinary shareholders:
Basic	14	$(0.31)	$(2.49)	$(1.89)	$(2.59)
Diluted	14	$(0.31)	$(2.49)	$(1.89)	$(2.59)
Weighted-average shares outstanding used to compute net loss per share attributable to ordinary shareholders:
Basic	14	252,960	249,188	252,533	248,601
Diluted	14	252,960	249,188	252,533	248,601
(1)Amounts include share-based payment expense, as follows:

Cost of revenues	$13,631	$6,801	$21,476	$12,057
Research and development	147,233	73,085	219,835	134,536
Marketing and sales	35,812	11,666	54,188	18,450
General and administrative	40,334	16,140	60,486	28,380
(2)Amounts include amortization of acquired intangible assets, as follows:

Cost of revenues	$5,599	$5,413	$11,288	$10,832
Research and development	93	42	187	83
Marketing and sales	2,266	2,317	4,537	4,616
The above consolidated statements of operations should be read in conjunction with the accompanying notes.

ATLASSIAN CORPORATION PLC
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(U.S. $ in thousands)
(unaudited)

		Three Months Ended December 31,		Six Months Ended December 31,
	Notes	2021	2020	2021	2020
Net loss		$(77,472)	$(621,528)	$(477,574)	$(643,082)
Items that will not be reclassified to profit or loss in subsequent periods:
Net gain (loss) on equity investments classified at fair value through other comprehensive income	3	(22,135)	(24,091)	(53,557)	33,900
Income tax effect		5,091	5,424	12,313	(7,752)
Other comprehensive income (loss) for items that will not be reclassified to profit or loss, net of tax		(17,044)	(18,667)	(41,244)	26,148
Items that will be reclassified to profit or loss in subsequent periods:
Foreign currency translation adjustment		(2,810)	7,426	(6,139)	8,485
Net change in unrealized loss on debt investments classified at fair value through other comprehensive income		(175)	(1,552)	(872)	(2,865)
Net gain on cash flow hedging derivative instruments	3	13,127	13,954	366	20,556
Income tax effect		(1,842)	(7,074)	(1,916)	(10,308)
Other comprehensive income (loss) after tax that will be reclassified to profit or loss in subsequent periods		8,300	12,754	(8,561)	15,868
Other comprehensive income (loss), net of tax		(8,744)	(5,913)	(49,805)	42,016
Total comprehensive loss, net of tax		$(86,216)	$(627,441)	$(527,379)	$(601,066)

The above consolidated statements of comprehensive loss should be read in conjunction with the accompanying notes.

ATLASSIAN CORPORATION PLC
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(U.S. $ in thousands)

	Notes	December 31, 2021	June 30, 2021

		(unaudited)
Assets
Current assets:
Cash and cash equivalents	11	$899,394	$919,227
Short-term investments	3	86,629	313,001
Trade receivables	6	241,682	173,473
Tax receivables		11,337	2,332
Derivative assets	3, 13	1,785	127,486
Prepaid expenses and other current assets		61,982	48,322
		1,302,809	1,583,841
Assets held for sale		51,826	43,665
Total current assets		1,354,635	1,627,506
Non-current assets:
Property and equipment, net	7	71,155	66,221
Deferred tax assets		28,622	36,174
Goodwill	8	724,899	725,758
Intangible assets, net	8	108,578	124,590
Right-of-use assets, net	9	276,021	205,300
Strategic investments	3	163,102	122,159
Other non-current assets	11	33,601	37,636
Total non-current assets		1,405,978	1,317,838
Total assets		$2,760,613	$2,945,344
Liabilities
Current liabilities:
Trade and other payables	11	$255,741	$266,497
Tax liabilities		1,817	42,051
Provisions		32,253	25,148
Deferred revenue		913,889	812,943
Lease obligations	9	41,893	42,446
Derivative liabilities	3	14,208	772,127
Exchangeable senior notes, net	13	—	348,799
Total current liabilities		1,259,801	2,310,011
Non-current liabilities:
Deferred tax liabilities		16,538	26,625
Provisions		13,580	12,435
Deferred revenue		61,589	84,652
Term loan facility, net	13	999,332	—
Lease obligations	9	284,824	214,103
Other non-current liabilities		1,324	2,604
Total non-current liabilities		1,377,187	340,419
Total liabilities		2,636,988	2,650,430
Equity
Share capital		25,335	25,164
Share premium		461,020	461,016
Other capital reserves		1,872,524	1,516,609
Other components of equity		55,027	104,832
Accumulated deficit		(2,290,281)	(1,812,707)
Total equity		123,625	294,914
Total liabilities and equity		$2,760,613	$2,945,344
The above consolidated statements of financial position should be read in conjunction with the accompanying notes.

ATLASSIAN CORPORATION PLC
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(U.S. $ in thousands)
(unaudited)

				Other components of equity
	Share capital	Share premium	Other capital reserves	Cash flow hedge reserve	Foreign currency translation reserve	Investments at fair value through other comprehensive income reserve	Accumulated deficit	Total equity
Balance as of June 30, 2021	$25,164	$461,016	$1,516,609	$(2,935)	$8,675	$99,092	$(1,812,707)	$294,914
Net loss	—	—	—	—	—	—	(477,574)	(477,574)
Other comprehensive loss, net of tax	—	—	—	(1,684)	(6,139)	(41,982)	—	(49,805)
Total comprehensive loss, net of tax	—	—	—	(1,684)	(6,139)	(41,982)	(477,574)	(527,379)
Issuance of ordinary shares upon exercise of share options	1	4	—	—	—	—	—	5
Vesting of early exercised shares	14	—	(14)	—	—	—	—	—
Issuance of ordinary shares for settlement of restricted share units	156	—	(156)	—	—	—	—	—
Share-based payment expense	—	—	356,085	—	—	—	—	356,085
	171	4	355,915	—	—	—	—	356,090
Balance as of December 31, 2021	$25,335	$461,020	$1,872,524	$(4,619)	$2,536	$57,110	$(2,290,281)	$123,625

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

ATLASSIAN CORPORATION PLC
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (continued)
(U.S. $ in thousands)
(unaudited)

				Other components of equity
	Share capital	Share premium	Other capital reserves	Cash flow hedge reserve	Foreign currency translation reserve	Investments at fair value through other comprehensive income reserve	Accumulated deficit	Total Equity
Balance as of June 30, 2020	$24,744	$459,892	$1,130,918	$6,167	$3,759	$66,218	$(1,116,392)	$575,306
Net loss	—	—	—	—	—	—	(643,082)	(643,082)
Other comprehensive income, net of tax	—	—	—	9,704	8,485	23,827	—	42,016
Total comprehensive income (loss), net of tax	—	—	—	9,704	8,485	23,827	(643,082)	(601,066)
Issuance of ordinary shares upon exercise of share options	37	1,110	—	—	—	—	—	1,147
Vesting of early exercised shares	16	—	(16)	—	—	—	—	—
Issuance of ordinary shares for settlement of restricted share units (RSUs)	166	—	(166)	—	—	—	—	—
Share-based payment expense	—	—	193,537	—	—	—	—	193,537
Tax benefit from share plans	—	—	216	—	—	—	—	216
	219	1,110	193,571	—	—	—	—	194,900
Balance as of December 31, 2020	$24,963	$461,002	$1,324,489	$15,871	$12,244	$90,045	$(1,759,474)	$169,140

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

ATLASSIAN CORPORATION PLC
CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. $ in thousands)
(unaudited)

	Three Months Ended December 31,		Six Months Ended December 31,
	2021	2020	2021	2020
Operating activities
Loss before income tax expense	$(73,038)	$(607,372)	$(465,156)	$(631,696)
Adjustments to reconcile loss before income tax expense to net cash provided by operating activities:
Depreciation and amortization	12,153	13,807	25,317	27,218
Depreciation of right-of-use assets	11,053	9,378	21,132	18,592
Share-based payment expense	237,010	107,692	355,985	193,423
Net loss on exchange derivative and capped call transactions	—	539,102	424,482	566,598
Amortization of debt discount and issuance cost	118	87,854	3,840	97,027
Interest income	(77)	(2,112)	(357)	(4,702)
Interest expense	5,960	3,594	9,349	6,996
Net unrealized foreign currency loss (gain)	(5,258)	4,874	(11,656)	10,441
Net unrealized loss on investments	—	750	500	750
Loss (gain) on sale of investments, disposal of assets and other	298	51	(317)	299
Changes in assets and liabilities:
Trade receivables	(54,992)	(37,145)	(68,203)	(45,523)
Prepaid expenses and other assets	4,585	4,057	(15,713)	(7,361)
Trade and other payables, provisions and other non-current liabilities	61,863	32,823	(4,162)	(14,561)
Deferred revenue	64,429	61,297	77,884	83,933
Interest received	191	3,298	1,086	7,454
Income tax paid, net	(42,611)	(21,486)	(53,941)	(28,961)
Net cash provided by operating activities	221,684	200,462	300,070	279,927
Investing activities
Business combinations, net of cash acquired	—	(9,700)	—	(42,164)
Purchases of property and equipment	(12,581)	(9,548)	(19,462)	(17,365)
Purchases of investments	(42,000)	(36,013)	(116,003)	(69,265)
Proceeds from maturities of investments	7,600	120,627	61,487	195,304
Proceeds from sales of investments	—	40,607	186,262	47,694
Change in restricted cash	11,119	(2,162)	11,119	(2,162)
Payment of deferred consideration	(2,701)	—	(3,839)	(185)
Net cash provided by (used in) investing activities	(38,563)	103,811	119,564	111,857
Financing activities
Proceeds from exercise of share options	4	225	5	1,147
Payments of lease obligations	(11,626)	(11,139)	(23,812)	(22,235)
Payment of issuance costs for debt	—	(4,445)	—	(4,445)
Interest paid	(3,603)	(3,294)	(4,802)	(3,294)
Repayment of exchangeable senior notes	(1,234,376)	(671,489)	(1,548,686)	(671,497)
Proceeds from settlement of capped call transactions	104,519	72,776	135,497	72,776
Proceeds from term loan facility	350,000	—	1,000,000	—
Net cash used in financing activities	(795,082)	(617,366)	(441,798)	(627,548)
Effect of exchange rate changes on cash and cash equivalents	(245)	4,546	(2,353)	7,510
Net decrease in cash and cash equivalents	(612,206)	(308,547)	(24,517)	(228,254)
Cash and cash equivalents at beginning of period	1,507,418	1,560,262	919,227	1,479,969
Net decrease in cash and cash equivalents included in assets held for sale	4,182	—	4,684	—
Cash and cash equivalents at end of period	$899,394	$1,251,715	$899,394	$1,251,715
The above consolidated statements of cash flows should be read in conjunction with the accompanying notes.

ATLASSIAN CORPORATION PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)
1. Corporate Information
Atlassian Corporation Plc (the “Company”) is a public company limited by shares, incorporated and registered in the United Kingdom (the “UK”). The registered office of the Company and its subsidiaries (collectively, “Atlassian,” the “Group,” “our,” or “we”) is located at Exchange House, Primrose Street, London EC2A 2EG, c/o Herbert Smith Freehills LLP.
We design, develop, license and maintain software and provision software hosting services to help teams organize, discuss and complete their work. Our primary products include Jira Software and Jira Work Management for planning and project management, Confluence for content creation and sharing, Trello for capturing and adding structure to fluid, fast-forming work for teams, Jira Service Management for team service, management and support applications, Jira Align for enterprise agile planning, and Bitbucket for code sharing and management.
2. Summary of Significant Accounting Policies
Basis of preparation
The accompanying unaudited interim consolidated financial statements have been prepared in accordance with the Group’s accounting policies, which are in accordance with International Financial Reporting Standards (“IFRS”), and in compliance with International Accounting Standard 34. Our accounting policies apply standards issued by the International Accounting Standards Board and related interpretations issued by the IFRS Interpretations Committee. The consolidated financial statements have been prepared on a historical cost basis, except for debt and equity financial assets and derivative financial instruments that have been measured at fair value.
Certain information and disclosures normally included in the notes to annual financial statements have been condensed or omitted. We believe that the condensed information and disclosures made are adequate and that the information gives a true and fair view. The information included in this quarterly report on Form 6-K should be read in conjunction with the Group’s audited consolidated financial statements and accompanying notes included in the Group’s annual report on Form 20-F for the year ended June 30, 2021, which was filed with the Securities and Exchange Commission (“SEC”) on August 13, 2021.
All amounts included in the unaudited interim consolidated financial statements are reported in thousands of United States (“U.S.”) dollars (U.S. $ in thousands) except where otherwise stated. Due to rounding, numbers presented throughout this document may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.
The accompanying consolidated statements of financial position as of December 31, 2021, the consolidated statements of operations, comprehensive loss and cash flows for the three and six months ended December 31, 2021 and 2020, the consolidated statements of changes in equity for the six months ended December 31, 2021 and 2020, and related footnote information are unaudited. The consolidated statement of financial position as of June 30, 2021 was derived from the audited consolidated financial statements included in the Group’s annual report on Form 20-F. The unaudited interim consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and, in the opinion of management, reflect all adjustments, necessary to present fairly the Group’s financial position as of December 31, 2021, and the results of operations and cash flows for the three and six months ended December 31, 2021 and 2020. The results of the three and six months ended December 31, 2021 are not necessarily indicative of the results to be expected for any subsequent quarter or for the fiscal year.

Use of estimates
The preparation of the financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts in the financial statements. Management continually evaluates its judgments and estimates in relation to assets, liabilities, contingent liabilities, revenue and expenses. Management bases its judgments and estimates on historical experience and on other various factors it believes to be reasonable under the circumstances, the result of which forms the basis of the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions and conditions and may materially affect the financial results or the financial position reported in future periods.
In March 2020, the World Health Organization declared a novel coronavirus (“COVID-19”) a pandemic. The impact of COVID-19 has been difficult to predict and the full extent of the impact will depend on a number of factors, including the continued duration and spread of the outbreak and related variants, its severity, the actions taken by governments and authorities to contain the virus or treat its impact, the effectiveness of current vaccines and therapeutic treatments, and the extent to which normal economic and operating conditions continue to resume. The Group considered the impact of COVID-19 on the assumptions and estimates used, including the allowance for credit losses for accounts receivable, the creditworthiness of customers entering into revenue arrangements, our impairment assessment of assets, the fair values of our financial instruments, and income taxes, which require increased judgement and carry a higher degree of estimate uncertainty. The Group determined that there were no material adverse impacts on the consolidated financial statements for the three and six months ended December 31, 2021. As events continue to evolve and additional information becomes available, the Group’s assumptions and estimates may change in future periods.
Reclassification
Certain reclassifications have been made to prior period balances in order to conform to the current period presentation. “Perpetual License” revenues have been reclassified to “Other” revenues on our consolidated statements of operation. The reclassifications had no impact on our previously reported total revenues.
Updated significant accounting policies
There have been no changes to our critical accounting policies and estimates described in the Group’s Annual Report on Form 20-F for the year ended June 30, 2021, filed with the SEC on August 13, 2021.
3. Financial Instruments
Marketable debt investments
As of December 31, 2021, the Group’s marketable debt investments consisted of the following:

	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
	(U.S. $ in thousands)
U.S. treasury securities	$83,796	$—	$(167)	$83,629
Certificates of deposit and time deposits	3,000	—	—	3,000
Total marketable debt investments	$86,796	$—	$(167)	$86,629
As of December 31, 2021, the Group had $86.6 million of investments which were classified as short-term investments on the Group’s consolidated statement of financial position.

As of June 30, 2021, the Group’s marketable debt investments consisted of the following:

	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
	(U.S. $ in thousands)
U.S. treasury securities	$209,567	$407	$(26)	$209,948
Agency securities	5,750	2	—	5,752
Certificates of deposit and time deposits	9,253	—	—	9,253
Corporate debt securities	87,626	322	—	87,948
Municipal securities	2,700	—	—	2,700
Total marketable debt investments	$314,896	$731	$(26)	$315,601
As of June 30, 2021, the Group had $313.0 million of investments which were classified as short-term investments on the Group’s consolidated statement of financial position. Additionally, the Group had certificates of deposit and time deposits totaling $2.6 million, which were classified as long-term and were included in other non-current assets on the Group’s consolidated statement of financial position.
The table below summarizes the Group’s debt investments by remaining contractual maturity:

	As of
	December 31, 2021	June 30, 2021
	(U.S. $ in thousands)
Recorded as follows:
Due in one year or less	$60,487	$265,679
Due after one year	26,142	49,922
Total marketable debt investments	$86,629	$315,601
Strategic investments
As of December 31, 2021, the Group’s strategic investments consisted of the following:

	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
	(U.S. $ in thousands)
Marketable equity securities	$10,270	$42,194	$—	$52,464
Non-marketable equity securities	106,000	4,388	(250)	110,138
Non-marketable debt securities	3,000	—	(2,500)	500
Total strategic investments	$119,270	$46,582	$(2,750)	$163,102
As of June 30, 2021, the Group’s strategic investments consisted of the following:

	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
	(U.S. $ in thousands)
Marketable equity securities	$10,270	$100,139	$—	$110,409
Non-marketable equity securities	12,000	—	(250)	11,750
Non-marketable debt securities	2,000	—	(2,000)	—
Total strategic investments	$24,270	$100,139	$(2,250)	$122,159
In December 2020, the Group sold marketable equity securities following an assessment of its investments. The fair values of the marketable equity securities on the dates of sale were $38.1 million and the accumulated gains recognized in other comprehensive income were $28.1 million.

Fair value measurements
The following table presents the Group’s financial instruments measured and recognized at fair value as of December 31, 2021, by level within the fair value hierarchy:

	Level 1	Level 2	Level 3	Total
	(U.S. $ in thousands)
Description
Assets measured at fair value
Cash and cash equivalents:
Money market funds	$771	$—	$—	$771
Short-term investments:
U.S. treasury securities	—	83,629	—	83,629
Certificates of deposit and time deposits	—	3,000	—	3,000
Current derivative assets:
Derivative assets - foreign exchange hedging	—	1,785	—	1,785
Non-current derivative assets:
Derivative assets - interest rate swaps	—	11,049	—	11,049
Strategic investments:
Marketable equity securities	52,465	—	—	52,465
Non-marketable equity securities	—	—	110,138	110,138
Non-marketable debt securities	—	—	500	500
Total assets measured at fair value	$53,236	$99,463	$110,638	$263,337

Liabilities measured at fair value
Current derivative liabilities:
Derivative liabilities - foreign exchange hedging	$—	$11,682	$—	$11,682
Derivative liabilities - interest rate swaps	—	2,526	—	2,526
Non-current derivative liabilities:
Derivative liabilities - foreign exchange hedging	—	398	—	398
Total liabilities measured at fair value	$—	$14,606	$—	$14,606

The following table presents the Group’s financial instruments measured and recognized at fair value as of June 30, 2021, by level within the fair value hierarchy:

	Level 1	Level 2	Level 3	Total
	(U.S. $ in thousands)
Description
Assets measured at fair value
Cash and cash equivalents:
Money market funds	$20,966	$—	$—	$20,966
Agency securities	—	4,600	—	4,600
Commercial paper	—	149,347	—	149,347
Short-term investments:
U.S. treasury securities	—	209,948	—	209,948
Agency securities	—	5,752	—	5,752
Certificates of deposit and time deposits	—	6,653	—	6,653
Corporate debt securities	—	87,948	—	87,948
Municipal securities	—	2,700	—	2,700
Current derivative assets:
Derivative assets - foreign exchange hedging	—	3,333	—	3,333
Derivative assets - capped call transactions	—	—	124,153	124,153
Non-current derivative assets:
Derivative assets - interest rate swaps	—	3,147	—	3,147
Other non-current assets:
Certificates of deposit and time deposits	—	2,600	—	2,600
Strategic investments:
Marketable equity securities	110,409	—	—	110,409
Non-marketable equity securities	—	—	11,750	11,750
Total assets measured at fair value	$131,375	$476,028	$135,903	$743,306

Liabilities measured at fair value
Current derivative liabilities:
Derivative liabilities - foreign exchange hedging	$—	$8,058	$—	$8,058
Derivative liabilities - interest rate swaps	—	3,380	—	3,380
Derivative liabilities - exchangeable feature of exchangeable senior notes	—	—	760,689	760,689
Non-current derivative liabilities:
Derivative liabilities - foreign exchange hedging	—	669	—	669
Total liabilities measured at fair value	$—	$12,107	$760,689	$772,796
Due to the short-term nature of trade receivables, contract assets and trade and other payables, their carrying amount is assumed to approximate their fair value.

Determination of fair value
The following table sets forth a description of the valuation techniques and the inputs used in fair value measurement:

Type	Level	Valuation Technique	Inputs
Money market fund	Level 1	Quoted price in active market	N/A
Marketable equity securities	Level 1	Quoted price in active market	N/A
Marketable debt investments	Level 2	Quoted market price to the extent possible or alternative pricing sources and models utilizing market observable inputs	N/A
Non-marketable equity securities	Level 3	Publicly available financing round valuation	N/A
Non-marketable debt securities	Level 3	Discounted cash flow	Timing, probability, and amount of forecast cash flows associated with liquidation of the securities
Foreign currency forward contracts	Level 2	Discounted cash flow	Foreign currency spot and forward rate Interest rate Credit quality of counterparties
Interest rate swaps	Level 2	Discounted cash flow	Forward and contract interest rates Credit quality of counterparties
Exchange feature of exchangeable senior notes	Level 3	June 30, 2021: Black-Scholes option pricing models	Stock price Time to expiration of the options Stock price volatility Interest rate
Capped Call Derivatives	Level 3	Non-binding quoted price obtained from counterparty banks	N/A
Level 3 financial instruments
In April 2018, Atlassian Inc., a wholly-owned subsidiary of the Company, issued $1 billion in Exchangeable Senior Notes (the “Notes”) due on May 1, 2023 and entered into related capped call transactions. Please refer to Note 13, “Debt” for details. The exchange feature of the Notes is valued using a Black-Scholes option pricing model as of June 30, 2021. The exchange feature of the Notes was transferred to Level 2 during the three months ended September 30, 2021 and was settled during the three months ended December 31, 2021. There were no other transfers between levels during the six months ended December 31, 2021.

The following table presents the reconciliations of Level 3 financial instrument fair values:

	Capped Call	Embedded Exchange Feature of Notes	Non-marketable investments
	(U.S. $ in thousands)
Balance as of June 30, 2021	$124,153	$(760,689)	$11,750
Settlements or purchases	(135,497)	1,196,515	95,000
Gains (losses)
Recognized in other non-operating expense, net	11,344	(435,826)	(500)
Recognized in other comprehensive income	—	—	4,388
Balance as of December 31, 2021	$—	$—	$110,638

Change in unrealized gains (losses) relating to assets and liabilities held at the end of the reporting period
Recognized in other non-operating expense, net	—	—	(500)
Recognized in other comprehensive income	—	—	4,388
During the six months ended December 31, 2021, the Group made six equity investments totaling $94.0 million in privately-held technology companies’ preferred stock financings.
Derivative financial instruments
The Group has derivative instruments that are used for hedging activities as discussed below and derivative instruments relating to the Notes and the capped call transactions as discussed in Note 13, “Debt.”
The fair value of the hedging derivative instruments were as follows:

		As of
	Statement of Financial Position Location	December 31, 2021	June 30, 2021
		(U.S. $ in thousands)
Derivative assets - hedging
Derivatives designated as hedging instruments:
Foreign exchange forward contracts	Current derivative assets	$463	$3,325
Interest rate swaps	Other non-current assets	11,049	3,147
Derivatives not designated as hedging instruments:
Foreign exchange forward contracts	Current derivative assets	1,322	8
Total derivative assets		$12,834	$6,480
Derivative liabilities - hedging
Derivatives designated as hedging instruments:
Foreign exchange forward contracts	Current derivative liabilities	$11,547	$5,336
Interest rate swaps	Current derivative liabilities	2,526	3,380
Foreign exchange forward contracts	Other non-current liabilities	398	669
Derivatives not designated as hedging instruments:
Foreign exchange forward contracts	Current derivative liabilities	135	2,722
Total derivative liabilities		$14,606	$12,107

The following table sets forth the notional amounts of our derivative instruments as of December 31, 2021 (U.S. $ in thousands):

	Notional Amounts of Derivative Instruments
	Notional Amount by Term to Maturity			Classification by Notional Amount
	Under 12 months	Over 12 months	Total	Cash Flow Hedge	Non Hedge	Total
AUD/USD forward contracts:
Notional amount	$511,055	$30,565	$541,620	$362,241	$179,379	$541,620
Average forward rate	0.7414	0.7360	0.7411	0.7510	0.7212	0.7411
EUR/USD forward contracts:
Notional amount	11,399	—	11,399	—	11,399	11,399
Average forward rate	1.1369	—	1.1369	—	1.1369	1.1369
Total	$522,454	$30,565	$553,019	$362,241	$190,778	$553,019

Interest rate swaps:
Notional amount	$—	$650,000	$650,000	$650,000	$—	$650,000
Average fixed coupon rate		0.81%	0.81%	0.81%		0.81%
The following table sets forth the notional amounts of our derivative instruments at June 30, 2021 (U.S. $ in thousands):

	Notional Amounts of Derivative Instruments
	Notional Amount by Term to Maturity			Classification by Notional Amount
	Under 12 months	Over 12 months	Total	Cash Flow Hedge	Non Hedge	Total
AUD/USD forward contracts:
Notional amount	$623,321	$24,627	$647,948	$397,184	$250,764	$647,948
Average forward rate	0.7563	0.7718	0.7569	0.7563	0.7579	0.7569
EUR/USD forward contracts:
Notional amount	11,040	—	11,040	—	11,040	11,040
Average forward rate	1.2025	—	1.2025	—	1.2025	1.2025
Total	$634,361	$24,627	$658,988	$397,184	$261,804	$658,988

Interest rate swaps:
Notional amount	$—	$650,000	$650,000	$650,000	$—	$650,000
Average fixed coupon rate		0.81%	0.81%	0.81%		0.81%

The effects of derivatives designated as hedging instruments on our consolidated financial statements were as follows (amounts presented are prior to any income tax effects):

	Three Months Ended December 31,		Six Months Ended December 31,
	2021	2020	2021	2020
	(U.S. $ in thousands)
Forward Contracts:
Gross unrealized gains (losses) recognized in other comprehensive income (loss)	$2,927	$18,738	$(11,276)	$28,296
Net gain (loss) reclassified from cash flow hedge reserve into profit or loss - effective portion:	$(2,171)	$4,784	$(2,486)	$7,740
Recognized in cost of revenues	(166)	90	14	91
Recognized in research and development	(1,695)	4,230	(2,564)	6,895
Recognized in marketing and sales	(83)	20	(38)	59
Recognized in general and administrative	(227)	444	102	695

Change in fair value used for measuring ineffectiveness:
Cash flow hedging instruments	$2,910	$18,738	$(11,283)	$28,327
Hedged item - highly probable forecast expenditures	2,927	18,738	(11,276)	28,296
Gains (losses) recognized into general and administrative - ineffective portion	$(17)	$—	$(7)	$31

Interest rate swaps:
Gross unrealized gain recognized in other comprehensive income	$6,825	$—	$7,170	$—
Net loss reclassified from interest rate swap reserve into finance cost	$(1,203)	$—	$(1,986)	$—

4. Expenses
Loss before income tax expense included the following expenses:

	Three Months Ended December 31,		Six Months Ended December 31,
	2021	2020	2021	2020
	(U.S. $ in thousands)
Depreciation:
Equipment	$408	$545	$893	$1,115
Computer hardware and software	40	508	358	919
Furniture and fittings	818	866	1,630	1,717
Leasehold improvements	2,929	4,116	6,424	7,936
Total depreciation	4,195	6,035	9,305	11,687
Amortization:
Patents and trademarks	278	301	561	601
Customer relationships	2,173	2,233	4,395	4,450
Acquired developed technology	5,507	5,238	11,056	10,480
Total amortization	7,958	7,772	16,012	15,531
Total depreciation and amortization	$12,153	$13,807	$25,317	$27,218
Employee benefits expense:
Salaries and wages	$213,191	$153,236	$396,846	$298,671
Variable compensation	39,563	25,028	76,700	49,039
Payroll taxes	18,677	11,441	36,850	24,455
Share-based payment expense	237,010	107,692	355,985	193,423
Defined contribution plan expense	12,619	9,008	24,044	17,506
Contractor expense	6,189	5,561	11,748	15,295
Other	32,067	18,391	58,517	37,916
Total employee benefits expense	$559,316	$330,357	$960,690	$636,305

5. Income Tax
The Group reported a tax expense of $4.4 million on pretax loss of $73.0 million and a tax expense of $12.4 million on pretax loss of $465.2 million for the three and six months ended December 31, 2021, respectively, as compared to a tax expense of $14.2 million on pretax loss of $607.4 million and a tax expense of $11.4 million on pretax loss of $631.7 million for the three and six months ended December 31, 2020, respectively.
During the three and six months ended December 31, 2021, the Group recorded income tax expense of $3.2 million and $10.3 million, respectively, to account for the reduction in the carrying value of the U.S. deferred tax assets. The reduction in carrying value of deferred tax assets was a result of a decrease in cumulative unrealized investment gains recorded in other comprehensive income (loss) which support their recognition.
During the three and six months ended December 31, 2020, the Group recorded income tax benefit of $1.9 million and $18.6 million, respectively, to increase the combined carrying value of the U.S. and Australian deferred tax assets. The adjustments in carrying value of deferred tax assets were a result of year-to-date realized and unrealized investment and foreign exchange hedging gains recorded in other comprehensive income (loss) that support their recognition. In addition, after the acquisition of Mindville AB (“Mindville”), the Group recorded $5.4 million of income tax expense in Sweden upon transfer of Mindville’s intellectual property to the U.S.
The difference between the Group’s effective tax rate and the UK’s statutory tax rate primarily relates to its operations in foreign jurisdictions which have different statutory rates and significant permanent differences. Significant permanent differences include non-deductible expenses related to the Notes and capped call transactions, share-based payments, research and development incentives, and future tax benefits that do not meet the relevant deferred tax recognition criterion.

Management regularly assesses the realizability of its deferred tax assets and recognizes them to the extent that full or partial realization is probable. The Company evaluates and weighs all available positive and negative evidence such as historic results, future reversals of existing deferred tax liabilities, projected future taxable income, and prudent and feasible tax-planning strategies. The assessment requires significant judgment and is performed in each of the applicable jurisdictions. The unrecognized deferred tax assets at the end of December 31, 2021 are primarily related to Australia and the U.S. The Company will continue to evaluate the realizability and recognition of its deferred tax assets.
6. Trade Receivables
The Group’s trade receivables consisted of the following:

	As of
	December 31, 2021	June 30, 2021
	(U.S. $ in thousands)
Gross trade receivables	$242,485	$173,849
Expected credit loss allowance	(803)	(376)
Total trade receivables	$241,682	$173,473
As of December 31, 2021 and June 30, 2021, no customer represented more than 10% of the total trade receivables balance, respectively.
7. Property and Equipment, Net
Property and equipment, net consisted of the following:

	Equipment	Computer Hardware and Software	Furniture and Fittings	Leasehold Improvements and Other	Total
	(U.S. $ in thousands)
Cost as of June 30, 2021	$10,430	$9,537	$21,188	$106,996	$148,151
Additions	67	140	3,722	10,568	14,497
Disposals	(225)	(7,388)	(74)	(166)	(7,853)
Effect of change in exchange rates	(78)	(43)	(88)	(553)	(762)
Cost as of December 31, 2021	10,194	2,246	24,748	116,845	154,033

Accumulated depreciation as of June 30, 2021	(7,545)	(9,062)	(11,259)	(54,064)	(81,930)
Depreciation expense	(893)	(358)	(1,630)	(6,424)	(9,305)
Disposals	218	7,387	72	80	7,757
Effect of change in exchange rates	52	43	43	462	600
Accumulated depreciation as of December 31, 2021	(8,168)	(1,990)	(12,774)	(59,946)	(82,878)
Net book amount as of December 31, 2021	$2,026	$256	$11,974	$56,899	$71,155

8. Goodwill and Intangible Assets
Goodwill
Goodwill represents the excess of the purchase price in a business combination over the fair value of net tangible and intangible assets acquired. Goodwill amounts are not amortized, but rather tested for impairment at least annually during the fourth quarter, or when indicators of impairment exist.

Goodwill consisted of the following:

Goodwill
(U.S. $ in thousands)
Balance as of June 30, 2021	$725,758
Effect of change in exchange rates	(859)
Balance as of December 31, 2021	$724,899
There was no impairment of goodwill during the six months ended December 31, 2021.
Intangible assets
Intangible assets consisted of the following:

	Patents, Trademarks and Other Rights	Acquired Developed Technology	Customer Relationships	Total
	(U.S. $ in thousands)
Cost as of June 30, 2021 and December 31, 2021	$29,375	$230,849	$130,041	$390,265

Accumulated amortization as of June 30, 2021	(24,109)	(161,937)	(79,629)	(265,675)
Amortization charge	(561)	(11,056)	(4,395)	(16,012)
Accumulated amortization as of December 31, 2021	(24,670)	(172,993)	(84,024)	(281,687)
Net book amount as of December 31, 2021	$4,705	$57,856	$46,017	$108,578
As of December 31, 2021, no development costs have qualified for capitalization, and all development costs have been expensed as incurred.
9. Leases
The Group leases various offices in locations including Sydney, Australia; the San Francisco Bay Area, California, New York, New York, Austin, Texas, and Boston, Massachusetts, in the U.S.; Amsterdam, the Netherlands; Manila, the Philippines; Bengaluru, India; Yokohama, Japan; and Gdansk, Poland under leases expiring within one to twelve years. The leases have varying terms, escalation clauses and renewal rights. On renewal, the terms of the leases are renegotiated. We do not assume renewals in our determination of the lease term unless the renewals are deemed to be reasonably assured at lease commencement. Our lease agreements generally do not contain any material residual value guarantees or material restrictive covenants.
The following table sets forth the carrying amounts of our right-of-use assets and lease obligations:

	As of
	December 31, 2021	June 30, 2021
	(U.S. $ in thousands)
Assets
Right-of-use assets	$276,021	$205,300
Liabilities
Lease obligations, current	41,893	42,446
Lease obligations, non-current	284,824	214,103

The following table presents information about our leases on our consolidated statements of operations:

	Three Months Ended December 31,		Six Months Ended December 31,
	2021	2020	2021	2020
	(U.S. $ in thousands)
Depreciation of right-of-use assets	$11,053	$9,378	$21,132	$18,592
Interest expense on lease obligations	1,894	1,759	3,587	3,566
Short-term leases expense	110	79	268	264
Low value leases expense	539	336	1,028	624
The following table presents supplemental information about our leases:

	Three Months Ended December 31,		Six Months Ended December 31,
	2021	2020	2021	2020
	(U.S. $ in thousands)
Cash outflows:
Principal portion of the lease obligations	$9,732	$9,380	$20,225	$18,669
Interest portion of the lease obligations	1,894	1,759	3,587	3,566
Short-term leases and low value leases	1,033	931	1,617	1,775
Total cash outflows	$12,659	$12,070	25,429	$24,010

Additions to right-of-use assets	$—	$1,032	$92,141	$4,612

10. Business Combinations
Fiscal year 2021
Mindville
On July 24, 2020, we acquired 100% of the outstanding equity of Mindville, an asset and configuration management company based in Sweden. Total purchase price consideration for Mindville was approximately $36.4 million in cash. In addition, the Company granted $12.0 million worth of restricted shares of the Company to key employees of Mindville, which are subject to future vesting provisions based on service conditions and accounted for as share-based compensation.
With the acquisition of Mindville, Atlassian brings critical configuration management database capabilities to Jira Service Management to better meet the needs of its IT customers. We have included the financial results of Mindville in our consolidated financial statements from the date of acquisition, which have not been material. Pro forma results of operations have not been presented for the twelve months ended June 30, 2021 because the effect of the acquisition was not material to the financial statements.

The following table summarizes the estimated fair values of assets acquired and liabilities assumed as of the date of acquisition:

Fair Value
(U.S. $ in thousands)
Cash and cash equivalents	$1,235
Tax receivables, current	166
Prepaid expenses and other current assets	668
Property and equipment, net	52
Right-of-use assets, net	403
Intangible assets	9,600
Goodwill	30,039
Trade and other payables	(492)
Tax liabilities	(23)
Provisions, current	(135)
Deferred revenue	(1,300)
Lease obligations, current	(268)
Deferred tax liabilities	(2,694)
Lease obligations, non-current	(136)
Other non-current liabilities	(669)
Net assets acquired	$36,446
The excess of purchase consideration over the fair value of net tangible and identifiable intangible assets acquired was recorded as goodwill. The goodwill balance is primarily attributed to the assembled workforce and expanded market opportunities. The goodwill balance is deductible in the U.S. and not deductible in Sweden for income tax purposes. The fair values assigned to tangible assets acquired, liabilities assumed and identifiable intangible assets were based on management’s estimates and assumptions. The fair value of acquired receivables approximates the gross contractual amounts receivable. The deferred tax liabilities were primarily a result of the difference in the book basis and tax basis related to the identifiable intangible assets. Transaction costs of $1.1 million were expensed as incurred, which was included in general and administrative expenses.
The following table sets forth the components of identifiable intangible assets acquired and their estimated useful lives as of the date of acquisition:

	Fair Value	Useful Life
	(U.S. $ in thousands)	(years)
Developed technology	$8,200	5
Customer relationships	1,400	5
Total intangible assets subject to amortization	$9,600
The amount recorded for developed technology represents the estimated fair value of Mindville’s asset and configuration management solution. The amount recorded for customer relationships represents the fair value of the underlying relationships with Mindville’s customers. The purchase price allocation was finalized without further adjustment.
Chartio
On February 26, 2021, we acquired 100% of the outstanding equity of Chart.io, Inc. (“Chartio”), a data analytics and visualization tool that allows users to create dashboards and charts using their various data sources. Total purchase price consideration for Chartio was approximately $45.6 million, consisting of $45.0 million in cash and $0.6 million in equity. In addition, the Company granted $4.5 million worth of restricted shares of the Company to key employees of Chartio, which are subject to future vesting provisions based on service conditions and accounted for as share-based compensation.
The acquisition of Chartio brings an analytics and data visualization solution to Atlassian’s products, including Jira Software, Jira Align and Jira Service Management. We have included the financial results of Chartio in our consolidated financial statements from the date of acquisition. Pro forma results of operations have not been presented for the twelve months ended June 30, 2021 because the effect of the acquisition was not material to the financial statements.
The following table summarizes the preliminary estimated fair values of assets acquired and liabilities assumed as of the date of acquisition:

Fair Value
(U.S. $ in thousands)
Cash and cash equivalents	$1,035
Accounts receivable	266
Prepaid and other assets	40
Deferred tax assets	3,133
Developed technology	12,400
Goodwill	33,437
Deferred revenue	(682)
Trade and other payables	(674)
Deferred tax liabilities	(3,387)
Net assets acquired	$45,568
The excess of purchase consideration over the fair value of net tangible and identifiable intangible assets acquired was recorded as goodwill. The goodwill balance is primarily attributed to the assembled workforce and expanded market opportunities. The goodwill balance is not deductible in the U.S. for income tax purposes. The fair values assigned to tangible assets acquired, liabilities assumed and identifiable intangible assets were based on management’s estimates and assumptions. The fair value of acquired receivables approximates the gross contractual amounts receivable. The deferred tax liabilities were primarily a result of the difference in the book basis and tax basis related to the identifiable intangible assets. The amount recorded for developed technology of $12.4 million represents the estimated fair value of Chartio’s data visualization technology and is amortized over six years.
Our purchase price allocation is preliminary and subject to revision as additional information existing as of the respective acquisition dates but unknown to us may become available within the respective measurement periods (up to one year from the respective acquisition dates). The primary areas of the purchase price allocation that are not yet finalized relate to the fair value of contingencies.
Other fiscal year 2021 business combination
We acquired additional companies primarily to expand our products and services offerings for a total cash consideration of approximately $19.8 million during the fiscal year 2021. These acquisitions were not significant individually or in the aggregate to our condensed consolidated financial statements. The aggregate cash consideration paid for these acquisitions were allocated to developed technology of $2.4 million, customer relationship of $0.5 million, net liability of $0.4 million, and goodwill of $17.3 million in the aggregate. The goodwill balance is primarily attributed to the assembled workforce and expanded market opportunities. The goodwill balance is deductible in the U.S. for income tax purposes.
11. Other Balance Sheet Accounts
Cash and cash equivalents
Cash and cash equivalents consisted of the following:

	As of
	December 31, 2021	June 30, 2021
	(U.S. $ in thousands)
Cash and bank deposits	$895,576	$739,042
Amounts due from third-party credit card processors	3,047	5,272
Commercial paper	—	149,347
Money market funds	771	20,966
Agency securities	—	4,600
Total cash and cash equivalents	$899,394	$919,227

The majority of the Group’s cash and cash equivalents are held in bank deposits, money market funds and short-term investments which have a maturity of three months or less to enable us to meet our short-term liquidity requirements. Money market funds are quoted in active markets and are subject to insignificant risk of changes in value. The Group only purchases investment grade securities rated A- and above, which are highly liquid and subject to insignificant risk of changes in value.
Assets held for sale
During the fourth quarter of the fiscal year ended June 30, 2021, the Group committed to a plan to sell our subsidiary, Vertical First Trust, which was established for the construction project associated with our new headquarters building in Sydney, Australia. In July 2021, the Group entered into a term sheet with a buyer to effect the sale. The term sheet provides a framework for the buyer to invest in and develop the Group’s headquarters building. The Group will retain a long-term equity interest in the building. The sale is expected to be completed within fiscal year 2022. The assets were presented as held for sale in the consolidated statements of financial position as of December 31, 2021 and June 30, 2021 and measured at the lower of carrying value or fair value less cost to sell.

The major assets classified as held for sale at December 31, 2021 and June 30, 2021 and were as follows:

	As of
	December 31, 2021	June 30, 2021
	(U.S. $ in thousands)
Cash and cash equivalents	$4,633	$9,317
Property and equipment, net	46,247	34,092
Other non-current assets
Other non-current assets consisted of the following:

	As of
	December 31, 2021	June 30, 2021
	(U.S. $ in thousands)
Security deposits	664	4,267
Restricted cash	675	11,795
Derivative assets	11,049	3,147
Deferred commission	7,907	5,175
Other	13,306	13,252
Total other non-current assets	$33,601	$37,636
As of June 30, 2021, the Group had certificates of deposit and time deposits totaling $2.6 million, which were classified as long-term and were included in security deposits. As of June 30, 2021, the Group’s restricted cash was primarily used for commitments of standby letters of credit related to facilities leases and was not available for the Group’s use in its operations.

Trade and other payables
Trade and other payables consisted of the following:

	As of
	December 31, 2021	June 30, 2021
	(U.S. $ in thousands)
Trade payables	$57,730	$40,366
Accrued expenses	102,549	101,940
Accrued bonus	58,446	91,894
Value-added tax payables	13,307	10,152
Current portion of contingent consideration	3,657	6,896
Customer deposits	9,015	8,832
Liabilities held for sale	6,603	949
Other payables	4,434	5,468
Total trade and other payables	$255,741	$266,497

12. Revenues
Deferred revenues
We record deferred revenues when cash payments are received or due in advance of our performance, including amounts which are refundable. The changes in the balances of deferred revenue are as follows:

	Three Months Ended December 31,		Six Months Ended December 31,
	2021	2020	2021	2020
	(U.S. $ in thousands)
Deferred revenue, beginning of period	$911,050	$624,941	$897,595	$601,005
Additions	752,954	562,699	1,380,433	1,046,141
Subscription revenue	(508,987)	(310,675)	(944,283)	(588,639)
Maintenance revenue	(127,059)	(131,276)	(257,649)	(258,970)
Other revenue	(52,480)	(59,408)	(100,618)	(113,256)
Deferred revenue, end of period	$975,478	$686,281	$975,478	$686,281
The additions in the deferred revenue balance are primarily cash payments received or due in advance of satisfying our performance obligations.
For both the three months ended December 31, 2021 and 2020, approximately 34% of revenue recognized was from the deferred revenue balances at the beginning of each fiscal year, and for the six months ended December 31, 2021 and 2020, approximately 44% and 43%, respectively, of revenue recognized was from the deferred revenue balances at the beginning of each fiscal year.
Transaction price allocated to remaining performance obligations
Transaction price allocated to the remaining performance obligations represents contracted revenue that has not yet been recognized, which includes unearned revenue and unbilled amounts that will be recognized as revenue in future periods. Transaction price allocated to the remaining performance obligations is influenced by several factors, including the timing of renewals, the timing of delivery of software licenses, average contract terms, and foreign currency exchange rates. Unbilled portions of the remaining performance obligations are subject to future economic risks including bankruptcies, regulatory changes and other market factors.
As of December 31, 2021, approximately $1.1 billion of revenue is expected to be recognized from transaction price allocated to remaining performance obligations. We expect to recognize revenue on approximately 87% of these remaining performance obligations over the next 12 months with the balance recognized thereafter.

Disaggregated revenues
The Group’s revenues by geographic region based on customers who purchased our products or services are as follows:

	Three Months Ended December 31,		Six Months Ended December 31,
	2021	2020	2021	2020
	(U.S. $ in thousands)
Americas:
United States	$304,755	$214,591	$574,717	$417,095
Other Americas	43,501	30,468	82,263	58,342
Total Americas	348,256	245,059	656,980	475,437
EMEA:
United Kingdom	45,813	34,120	87,872	64,833
Other EMEA	217,882	165,896	410,837	313,252
Total EMEA	263,695	200,016	498,709	378,085
Asia Pacific	76,575	56,284	146,861	107,343
Total revenues	$688,526	$501,359	$1,302,550	$960,865
The Group provides different deployment options for our product offerings. Cloud offerings provide customers the right to use our software in a cloud-based infrastructure that we provide. Data Center offerings are on-premises term license agreements for our Data Center products, which are software licensed for a specified period, and includes support and maintenance service that is bundled with the license for the term of the license period. Server offerings include the license of software on a perpetual basis to customers for use on the customer’s premises and support and maintenance service of unspecified future updates, upgrades and enhancements and technical product support. Marketplace and services offerings mainly include fees received for sales of third-party apps in the Atlassian Marketplace and services like premier support, technical account management, consulting and training. Premier support consists of subscription-based arrangements for a higher level of support across different deployment options, and revenues from this offering are included in Subscription revenues within our Consolidated Statements of Operations. For the three months ended December 31, 2021 and 2020, premier support revenues were $5.8 million and $4.2 million, respectively, and for the six months ended December 31, 2021 and 2020, premier support revenues were $12.0 million and $8.1 million, respectively.
The Group’s revenues by deployment options are as follows:

	Three Months Ended December 31,		Six Months Ended December 31,
	2021	2020	2021	2020
	(U.S. $ in thousands)
Cloud	$364,099	$230,412	$682,002	$437,733
Data Center	139,108	76,060	250,303	142,410
Server	135,519	153,399	275,066	303,230
Marketplace and services	49,800	41,488	95,179	77,492
Total revenues	$688,526	$501,359	$1,302,550	$960,865
13. Debt
Exchangeable Senior Notes
2023 Exchangeable Senior Notes
In 2018, Atlassian, Inc., a wholly-owned subsidiary of the Company, issued $1 billion in aggregate principal amount of Notes due on May 1, 2023. The Notes were senior, unsecured obligations of the Group, and were scheduled to mature on May 1, 2023, unless earlier exchanged, redeemed or repurchased. The Notes bore interest at a rate of 0.625% per year payable semiannually in arrears on May 1 and November 1 of each year, beginning on November 1, 2018. The net proceeds from the offering of the Notes were approximately $990.0 million, after deducting issuance costs. In connection with the issuance of the Notes, the Group entered into privately negotiated capped call transactions with certain financial institutions. The capped call transactions were scheduled to expire in May 2023 and must be settled in cash. The capped call transactions were expected to generally offset cash payments due, limited by a capped price per share. The initial cap price of the capped call transactions was $114.42 per share and was subject to certain adjustments under the terms of the capped call transactions. As of December 31, 2021, the Notes and the related capped call transactions were fully settled and no longer outstanding.
The exchange feature of the Notes required bifurcation from the Notes and was accounted for as a derivative liability. The capped call transactions were accounted for as derivative assets. The Notes embedded exchange derivative and capped call assets were carried on the consolidated statements of financial position at their estimated fair values and were adjusted at the end of each reporting period, with unrealized gain or loss reflected in the consolidated statements of operations.
For the six months ended December 31, 2021, we settled $352.2 million principal amount of the Notes for aggregate consideration of $1.5 billion in cash and unwound the related capped calls for net proceeds of $135.5 million.
The principal amount, unamortized debt discount, unamortized issuance costs of the liability component of the Notes and net carrying amount of the liability component of the Notes as of December 31, 2021 and June 30, 2021, were as follows:

	As of
	December 31, 2021	June 30, 2021
	(U.S. $ in thousands)
Principal amount	$—	$352,171
Unamortized debt discount	—	(3,224)
Unamortized issuance cost	—	(148)
Net liability	$—	$348,799
The effective interest rate, contractual interest expense and amortization of debt discount for the Notes for the three and six months ended December 31, 2021 and 2020 were as follows:

	Three Months Ended December 31,		Six Months Ended December 31,
	2021	2020	2021	2020
	(U.S. $ in thousands)
Effective interest rate	4.83%	4.83%	4.83%	4.83%
Contractual interest expense	$—	$1,465	$—	$3,027
Amortization of debt discount	$—	$83,488	$3,224	$92,259
Amortization of issuance cost	$—	$3,824	$148	$4,226
Credit Facility
In October 2020, Atlassian, Inc. entered into a $1 billion senior unsecured delayed-draw term loan facility (the “Term Loan Facility”) and a $500 million senior unsecured revolving credit facility (the “Revolving Credit Facility,” and together with the Term Loan Facility, the “Credit Facility”). The Group will use the net proceeds of the Credit Facility for general corporate purposes, including repayment of existing indebtedness. The Credit Facility matures in October 2025 and bears interest, at the Group’s option, at a base rate plus a margin up to 0.50% or LIBOR rate plus a spread of 0.875% to 1.50%, in each case with such margin being determined by the Group’s consolidated leverage ratio. The Group may draw from the Term Loan Facility up to five times within a 12-month period from the closing of the Term Loan Facility. The Revolving Credit Facility may be borrowed, repaid, and re-borrowed until its maturity, and the Group has the option to request an increase of $250 million in certain circumstances. The Credit Facility may be prepaid at the Group’s option without penalty.

The Company is also obligated to pay a ticking fee and a commitment fee on the undrawn amounts of the Term Loan Facility and Revolving Credit Facility, respectively, at an annual rate ranging from 0.075% to 0.20%, determined by the Group’s consolidated leverage ratio. The Credit Facility requires compliance with various financial and non-financial covenants, including affirmative and negative covenants. Financial covenant includes a maximum consolidated leverage ratio of 3.5x provided that such ratio increases to 4.5x during the period of four fiscal quarters immediately following a material acquisition. As of December 31, 2021, the Group was in compliance with all related covenants.
During the six months ended December 31, 2021, the Company drew $1.0 billion from the Term Loan Facility. The principal amount and unamortized issuance costs of the Term Loan as of December 31, 2021 were as follows:

As of December 31, 2021
(U.S. $ in thousands)
Principal amount	$1,000,000
Unamortized issuance cost	(668)
Net liability	$999,332
The total contractual interest expense, including the ticking fee and commitment fee, for the Credit Facility was $2.9 million and $4.1 million for the three and six months ended December 31, 2021.
Reconciliation of assets and liabilities arising from financing activities:

	Capped Call Assets	Notes, Net	Embedded Exchange Feature of Notes	Term loan Facility
	(U.S. $ in thousands)
Balance as of June 30, 2021	$(124,153)	$348,799	$760,689	$—
Cash flows	135,497	(352,171)	(1,196,515)	1,000,000
Amortization of debt discount and issuance cost	—	3,372	—	73
Fair value changes	(11,344)	—	435,826	—
Other	—	—	—	(741)
Balance as of December 31, 2021	$—	$—	$—	$999,332

14. Earnings Per Share
Basic earnings per share is computed by dividing the net loss attributable to ordinary shareholders by the weighted-average number of ordinary shares outstanding during the period. Diluted earnings per share is computed by giving effect to all potential weighted-average dilutive shares. The dilutive effect of outstanding awards is reflected in diluted earnings per share by application of the treasury stock method.

A reconciliation of the calculation of basic and diluted net loss per share is as follows:

	Three Months Ended December 31,		Six Months Ended December 31,
	2021	2020	2021	2020
	(U.S. $ in thousands except per share data)
Numerator:
Net loss attributable to ordinary shareholders:	$(77,472)	$(621,528)	$(477,574)	$(643,082)
Denominator:
Weighted-average ordinary shares outstanding—basic	252,960	249,188	252,533	248,601
Weighted-average ordinary shares outstanding—diluted	252,960	249,188	252,533	248,601
Net loss per share attributable to ordinary shareholders:
Basic loss per share	$(0.31)	$(2.49)	$(1.89)	$(2.59)
Diluted net loss per share	$(0.31)	$(2.49)	$(1.89)	$(2.59)
For both the three and six months ended December 31, 2021, potentially anti-dilutive weighted-average shares excluded from the computation of net loss per share were 4.0 million. For the three and six months ended December 31, 2020, potentially anti-dilutive weighted-average shares excluded from the computation of net loss per share were 5.4 million and 5.5 million, respectively.
15. Share-based Payments
The Group maintains three share-based employee compensation plans: the 2015 Share Incentive Plan (“2015 Plan”); the Atlassian Corporation Plc 2013 U.S. Share Option Plan (“2013 U.S. Option Plan”); and the Atlassian UK Employee Share Option Plan (together with the 2013 U.S. Option Plan, the “Option Plans”). In October 2015, the Company’s board of directors approved the 2015 Plan, and in November 2015, our shareholders adopted the 2015 Plan, effective on the date of our initial public offering (“IPO”), which serves as the successor to the Options Plans, and provides for the issuance of incentive and non-statutory share options, share appreciation rights, restricted share awards, RSUs, unrestricted share awards, cash-based awards, performance share awards, performance-based awards to covered employees, and dividend equivalent rights to qualified employees, directors and consultants. Under the 2015 Plan, a total of 20.7 million Class A ordinary shares were initially reserved for the issuance of awards, subject to automatic annual increases.
RSU grants generally vest over four years with 25% vesting on the one year anniversary of the date of grant and 1/12th of the remaining RSUs vest over the remaining three years, on a quarterly basis thereafter. Effective from April 2021, on-going RSU grants to existing employees vest evenly over four years on a quarterly basis. Performance-based RSUs have non-market performance vesting conditions. Individuals must continue to provide services to a Group entity in order to vest.
The Option Plans allowed for the issuance of options to purchase restricted shares. Effective upon our IPO, the shares underlying the options converted to Class A ordinary shares. Although no future awards will be granted under the Option Plans, they will continue to govern outstanding awards granted thereunder.
Under the Option Plans, share options have a contractual life of seven to ten years and typically follow a standard vesting schedule over a four year period: 25% vest on the one year anniversary and 1/48th monthly vesting for the 36 months thereafter. Individuals must continue to provide services to a Group entity in order to vest. Upon termination, all unvested options are forfeited and vested options must generally be exercised within three months.

RSU and Class A ordinary share option activity was as follows:

		Share Options
	Shares Available for Grant	Outstanding	Weighted Average Exercise Price	RSUs Outstanding
Balance as of June 30, 2021	34,283,109	67,372	$0.75	5,541,748
Increase in shares authorized:
RSUs granted	(2,623,739)	—	—	2,623,739
RSUs canceled	307,489	—	—	(307,489)
RSUs settled	—	—	—	(1,562,430)
Share options exercised	—	(6,911)	0.67	—
Balance as of December 31, 2021	31,966,859	60,461	$0.75	6,295,568
Share options vested and exercisable as of December 31, 2021		60,461	$0.75
Share options vested and exercisable as of June 30, 2021		67,372	$0.75
All outstanding share options are vested and exercisable, and the weighted-average remaining contractual life for options outstanding as of December 31, 2021 and June 30, 2021 was 3.3 years and 3.9 years, respectively.
All share-based payments are measured based on the grant date fair value of the awards and recognized in the consolidated statements of operations over the period during which the employee is required to perform services in exchange for the award (generally the four-year vesting period of the award).
The weighted-average grant date fair value of the RSUs issued during the six months ended December 31, 2021 and 2020 was $388.71 per share and $177.25 per share, respectively.
As of December 31, 2021, the Group had an aggregate of $767.7 million of future period share-based payment expense related to all equity awards outstanding, net of estimated forfeitures, to be amortized over a weighted-average period of 1.9 years.
Restricted stock
The Group did not grant any shares of restricted stock during the six months ended December 31, 2021 that were subject to forfeiture. As of December 31, 2021 and June 30, 2021, there were 133,082 and 270,251 shares of restricted stock outstanding, respectively. These outstanding shares of restricted stock are subject to forfeiture or repurchase at the original exercise price during the repurchase period following employee termination, as applicable.
16. Related Party Transactions
During the reporting period, we had no related party transactions that had a material effect on our business, financial position or results in the reporting period.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This quarterly report contains forward-looking statements within the meaning of the federal securities laws, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these words or other similar terms or expressions that articulate our expectations, strategy, plans or intentions. Forward-looking statements contained in this quarterly report include, but are not limited to, statements about:
•our future financial performance, including our revenues, cost of revenues, gross profit or gross margin and operating expenses;
•the sufficiency of our cash and cash equivalents to meet our liquidity needs;
•our ability to increase the number of customers using our software;
•our ability to attract and retain customers to use our products and solutions;
•our ability to develop new products and enhancements to our existing products;
•our ability to successfully expand in our existing markets and into new markets;
•our ability to effectively manage our growth and future expenses;
•our ability to prevent security breaches and unauthorized access to customer data;
•our ability to maintain, protect and enhance our intellectual property;
•our ability to grow our Cloud offerings, including the impact of customers transitioning from perpetual licenses to subscription licenses;
•our future growth and profitability;
•our ability to repay our outstanding long-term debt in a timely manner and on favorable terms;
•our ability to comply with modified or new laws and regulations applying to our business, including privacy and data security regulations;
•our ability to attract and retain qualified employees and key personnel;
•future acquisitions of, or investments in, complementary companies, products, services or technologies; and
•the impact of natural disasters, climate change, diseases and pandemics, such as the COVID-19 pandemic, and any associated economic downturn, and political and social unrest on our results of operations and financial performance.
We caution you that the foregoing list may not contain all of the forward-looking statements made in this quarterly report.
You should not rely upon forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this quarterly report primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, results of operations and prospects. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties and other factors described in “Risk Factors” and elsewhere in this quarterly report. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this quarterly report. The results, events and circumstances reflected in the forward-looking statements may not be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements.
The forward-looking statements made in this quarterly report relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this quarterly report to reflect events or circumstances after the date of this quarterly report or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, or investments.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes appearing elsewhere in this quarterly report and our annual report on Form 20-F filed with the SEC on August 13, 2021. As discussed in the section titled “Special Note Regarding Forward-Looking Statements,” the following discussion and analysis contains forward-looking statements that involve risks and uncertainties, as well as assumptions that, if they never materialize or prove incorrect, could cause our results to differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those identified below, and those discussed in the section titled “Risk Factors” in this quarterly report.
Overview
Our mission is to unleash the potential of every team.
Our products help teams organize, discuss and complete their work — delivering superior outcomes for their organizations.
Our products serve teams of all shapes and sizes, in virtually every industry. Our primary products include Jira Software and Jira Work Management for planning and project management, Confluence for content creation and sharing, Trello for capturing and adding structure to fluid, fast-forming work for teams, Jira Service Management for team service, management and support applications, Jira Align for enterprise agile planning, and Bitbucket for code sharing and management. Together, our products form an integrated system for organizing, discussing and completing shared work, becoming deeply entrenched in how people collaborate and how organizations run.
We begin with a deep investment in product development to create and refine high-quality and versatile products that users love. By making our products affordable for organizations of all sizes and transparently sharing our pricing online for most of our products, we do not follow the practice of opaque pricing and ad hoc discounting that is typical in the enterprise software industry. We pursue customer volume, targeting every organization, regardless of size, industry, or geography. This allows us to operate at unusual scale for an enterprise software company, with more than 226,000 customers across virtually every industry sector in approximately 210 countries as of December 31, 2021. Our customers range from small organizations that have adopted one of our products for a small group of users, to over two-thirds of the Fortune 500, many of which use a combination of our products across thousands of users.
To reach this expansive market, we primarily distribute and sell our products online without traditional sales infrastructure where our customers can get started in minutes without the need for assistance. We focus on enabling a self-service, low-friction model that makes it easy for customers to try, adopt and use our products. By making our products simple, powerful, affordable and easy to adopt, we generate demand from word-of-mouth and viral expansion within organizations.
Our culture of innovation, transparency and dedication to customer service drives our success in implementing and refining this unique approach. We believe this approach creates a self-reinforcing effect that fosters innovation, quality, customer happiness, scale and profitability. As a result of this strategy, we invest significantly more in research and development activities than in traditional sales activities relative to other enterprise software companies.
A substantial majority of our sales are automated through our website, including sales of our products through our solution partners and resellers. Our solution partners and resellers primarily focus on customers in regions that require local language support and other customized needs. We plan to continue to invest in our partner programs to help us enter and grow in new markets, complementing our automated, low-touch approach.
We generate revenues primarily in the form of subscriptions, maintenance and other sources. Subscription revenues consist primarily of fees earned from subscription-based arrangements for providing customers the right to use our software in a cloud-based-infrastructure that we provide (“Cloud offerings”). We also sell on-premises term license agreements for our Data Center products (“Data Center offerings”), consisting of software licensed for a specified period and support and maintenance service that is bundled with the license for the term of the license period. Subscription revenues also include subscription-based agreements for our premier support services. From time to time, we make changes to our product offerings, prices and pricing plans for our products which may impact the growth rate of our revenue, our deferred revenue balances, and customer retention.

Maintenance provides our customers with access to unspecified future updates, upgrades and enhancements and technical product support for perpetual license products on an if-and-when available basis (“Server offerings”). Maintenance revenue combined with our subscription revenue business, through our Cloud and Data Center products, results in a large recurring revenue base. In each of the past three fiscal years, more than 80% of our total revenues have been of a recurring nature from either maintenance fees or subscriptions.
Customers typically pay us maintenance fees annually, at the beginning of each year. We typically recognize revenue on the license portion of perpetual license arrangements (part of Server offerings) and term license agreements (Data Center offerings) once the customer obtains control of the license, which is generally upon delivery of the license, and for maintenance and subscriptions, revenue is recognized ratably over the term of the contract. Any invoice amounts or payments received in advance of revenue recognition from subscriptions or maintenance are included in our deferred revenue balance. The deferred revenue balance is influenced by several factors, including customer decisions around the timing of renewals, length of contracts and invoice timing within the period. We no longer sell new perpetual licenses for our products. Beginning February 2022, we will no longer sell upgrades to these on-premises versions of our products and plan to end maintenance and support for these on-premises versions of our products in February 2024. We will proactively help our customers transition to other versions of our products with our migration tools and programs, customer support teams, and pricing and packaging options.
We have made and will continue to make significant investments in our business to support future growth, including a sizeable increase in our global employee base. For example, as of December 31, 2021 and 2020 we had 7,388 and 5,752 employees, respectively.
The ongoing COVID-19 pandemic has significantly impacted global economic activity, worldwide financial markets and social practices. The related adverse public health developments, including orders to shelter-in-place, travel restrictions, and mandated business closures, have adversely affected workforces, organizations, customers, economies, and financial markets globally, leading to an economic downturn and increased market volatility. It has also disrupted the normal operations of many businesses, including ours. The COVID-19 pandemic may prevent us from conducting business operations at full capacity for an indefinite period of time. For example, we have taken precautionary measures intended to help minimize the risk of the virus to our employees which may disrupt our operations, including temporarily closing our offices worldwide, requiring all employees to work remotely (and subsequently announcing that most employees will have flexibility to work remotely indefinitely), and suspending all travel worldwide for our employees. As we transition to a remote-first “Team Anywhere” work environment, we continue to take steps to monitor and enhance the security of our systems, IT infrastructure, networks, and data. Increased remote-work arrangements may affect our business continuity plans, introduce operational risk, including cybersecurity risks and increased costs, and impair our ability to effectively manage our business, which may negatively impact our business, results of operations, and financial condition. We are actively monitoring the impacts of the situation and may adjust our current policies and practices as more information and public health guidance become available.
While these disruptions did not have a material adverse impact on our financial condition or results of operations during the three and six months ended December 31, 2021, the extent to which the COVID-19 pandemic ultimately impacts our business, results of operations, and financial position will depend on future developments, which are uncertain and cannot be predicted at this time, including, but not limited to, the continued duration and spread of the outbreak and related variants, its severity, the actions taken by governments and authorities to contain the virus or treat its impact, the effectiveness of current vaccines and therapeutic treatments, and the extent to which normal economic and operating conditions continue to resume. For example, while our diverse customer base is a competitive advantage for us and helps fuel our low-friction flywheel sales model, we have revenue exposure to customers who are small- and medium-sized businesses and to industries that may be disproportionately impacted by the COVID-19 pandemic. Also, a majority of our Cloud customers choose to be billed on a monthly basis and many of these customers are small and medium-sized businesses that may be adversely impacted by the COVID-19 pandemic. In addition, we may experience elongated sales cycles and extended payment terms and concessions as the economic and social impacts of the COVID-19 pandemic become more fully realized. For these reasons, the current level of uncertainty over the economic and operational effects of the COVID-19 pandemic means the impact on our business, results of operations, and financial position cannot be reasonably estimated at this time.
Key Metrics
We utilize the following key metrics to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions.

Customers
We have successfully demonstrated a history of growing both our customer base and spend per customer through growth in users, purchase of new licenses and adoption of new products. We believe that our ability to attract new customers and grow our customer base drives our success as a business.
In the first quarter of fiscal year 2022, we refined the definition of number of customers at the end of any particular period to be the number of organizations with unique domains that have at least one active and paid non-starter license or subscription, with two or more seats. A single-user account is no longer counted as a customer. While a single customer may have distinct departments, operating segments, or subsidiaries with multiple active licenses or subscriptions of our products, if the product deployments share a unique domain name, we only include the customer once for purposes of calculating this metric. We define active licenses as those licenses that are under an active maintenance or subscription contract as of period end.
Our customers, as defined in this metric, have generated substantially all of our revenue in each of the periods presented. Including single-user accounts and organizations who have only adopted our free or starter products, the active use of our products extends well beyond our 226,521 customers. With these customers using our software today, we are able to reach a vast number of users, gather insights to refine our offerings and generate growing revenue by expanding within our customer base. No single customer contributed more than 5% of our total revenues during the three and six months ended December 31, 2021.
The following table sets forth our number of customers under both new definition and prior definition:

	As of
	December 31, 2020	March 31, 2021	June 30, 2021	September 30, 2021	December 31, 2021
Number of customers (under new definition) *	174,948	188,033	204,754	216,500	226,521
Number of customers (under prior definition)	194,334	212,807	236,118	**	**
*The primary difference between the customer count under the new and prior definition is that Trello single-user accounts are no longer included.
**Number of customers was no longer counted under prior definition as of September 30, 2021 and after.
Free cash flow
Free cash flow is a non-IFRS financial measure that we calculate as net cash provided by operating activities less net cash used in investing activities for capital expenditures, and net cash used in financing activities for payments of lease obligations.

	Three Months Ended December 31,		Six Months Ended December 31,
	2021	2020	2021	2020
	(U.S. $ in thousands)
IFRS net cash provided by operating activities	$221,684	$200,462	$300,070	$279,927
Less: Capital expenditures	(12,581)	(9,548)	(19,462)	(17,365)
Less: Payments of lease obligations	(11,626)	(11,139)	(23,812)	(22,235)
Free cash flow	$197,477	$179,775	$256,796	$240,327
Free cash flow increased $17.7 million during the three months ended December 31, 2021 as compared to the three months ended December 31, 2020 primarily as a result of an increase of $21.2 million in net cash provided by operating activities.
Free cash flow increased $16.5 million during the six months ended December 31, 2021 as compared to the six months ended December 31, 2020 primarily as a result of an increase of $20.1 million in net cash provided by operating activities.
For more information about net cash provided by operating activities, please see “Liquidity and Capital Resources.”

Components of Results of Operations
Sources of Revenues
Subscription revenues
Subscription revenues consist primarily of fees earned from subscription-based arrangements for providing customers the right to use our software in a cloud-based-infrastructure that we provide. We also sell on-premises term license agreements for our Data Center products, which are software licensed for a specified period, and include support and maintenance service that is bundled with the license for the term of the license period. Subscription revenues also include subscription-based agreements for our premier support services. Subscription revenues are driven primarily by the number and size of active licenses, the type of product and the price of the licenses. Our subscription-based arrangements generally have a contractual term of one to twelve months, with a majority being one month. For cloud-based services, subscription revenue is recognized ratably as services are performed, commencing with the date the service is made available to customers. For Data Center products, we recognize revenue upfront for the portion that relates to the delivery of the term license and the support and related revenue is recognized ratably as the services are delivered over the term of the arrangement. Premier support consists of subscription-based arrangements for a higher level of support across different deployment options, and revenue is recognized ratably as the services are delivered over the term of the arrangement.
Maintenance revenues
Maintenance revenues represent fees earned from providing customers unspecified future updates, upgrades and enhancements and technical product support for perpetual license products on an if and when available basis. Maintenance revenue is recognized ratably over the term of the support period.
Other revenues
Perpetual license revenues represent fees earned from the perpetual licenses of software to customers for use on the customer’s premises. Software is licensed on a perpetual basis. Perpetual license revenues consist of the revenues recognized from sales of licenses to new customers and additional licenses to existing customers. We typically recognize revenue on the license portion of perpetual license arrangements once the customer obtains control of the license, which is generally upon delivery of the license.
Other revenues also include fees received for sales of third-party apps in the Atlassian Marketplace. Technical account management, consulting and training services are also included in other revenues. Revenue from the sale of third-party apps via Atlassian Marketplace is recognized at the date of product delivery given that all of our obligations have been met at that time and on a net basis as we function as the agent in the relationship. Revenue from technical account management is recognized over the time period that the customer has access to the service. Revenue from consulting and training is recognized over time as the services are performed.
Cost of Revenues
Cost of revenues primarily consists of expenses related to hosting our cloud-based infrastructure, which includes third-party hosting fees and depreciation associated with computer equipment and software; compensation expenses for our employees, including share-based payment expense, consulting and contractors costs, associated with our customer support and infrastructure service teams; payment processing fees; amortization of acquired intangible assets; certain IT program fees; and facilities and related overhead costs. To support our cloud-based infrastructure, we utilize third-party managed hosting facilities and self-managed data centers. We allocate share-based payment expense to personnel costs based on the expense category in which the employee works. We allocate overhead such as information technology infrastructure, rent and occupancy charges in each expense category based on headcount in that category. As such, general overhead expenses are reflected in cost of revenues and operating expense categories.
Our cost of revenues also includes amortization of acquired intangible assets, such as the amortization of the cost associated with an acquired company’s developed technology.
Gross Profit and Gross Margin
Gross profit is total revenues less total cost of revenues. Gross margin is gross profit expressed as a percentage of total revenues. Gross margin can fluctuate from period to period as a result of changes in product and services mix.

Operating Expenses
Our operating expenses are classified as research and development, marketing and sales, and general and administrative. For each functional category, the largest component is compensation expenses, which include salaries and bonuses, share-based payment expense, employee benefit costs, and contractor costs. We allocate overhead such as information technology infrastructure, rent, and occupancy charges in each expense category based on headcount in that category.
Research and development
Research and development expenses consist primarily of compensation expense for our employees, including share-based payment expense, consulting and contractors costs, contract software development costs, certain IT program expenses, and facilities and related overhead costs. We continue to focus our research and development efforts on building new products, adding new features and services, integrating acquired technologies, increasing functionality, enhancing our cloud-based infrastructure and developing our mobile capabilities.
Marketing and sales
Marketing and sales expenses consist primarily of compensation expense for our employees, including share-based payment expense, consulting and contractors costs, marketing and sales programs, certain IT program expenses, and facilities and related overhead costs. Marketing programs consist of advertising, promotional events, corporate communications, brand building and product marketing activities such as online lead generation. Sales programs consist of activities and teams focused on supporting our solution partners and resellers, tracking channel sales activity, supporting and servicing our customers by helping them optimize their experience and expand the use of our products across their organizations and helping product evaluators learn how they can use our tools most effectively.
General and administrative
General and administrative expenses consist primarily of compensation expense for our employees, including share-based payment expense, for finance, legal, human resources and information technology personnel, consulting and contractors costs, certain IT program expenses, other corporate expenses and facilities and related overhead costs.
Share-based payment expense
We allocate share-based payment expense to personnel costs based on the functional category in which the employee works. We recognize our share-based payments as an expense in the consolidated statements of operations based on their grant date fair values and vesting periods.
We adhere to the accelerated method of expense recognition for share-based awards subject to graded vesting (i.e., when portions of the award vest at different dates throughout the vesting period). For example, for a grant vesting over four years, we treat the grant as multiple awards (sometimes referred to as “tranches”) and recognize the cost on a straight-line basis separately for each tranche. This results in the majority of the grant’s share-based payment expense being recognized in the first year of the grant rather than equally per year under a straight-line expense methodology.
During the three months ended December 31, 2021 and 2020, we recognized share-based payment expense of $237.0 million and $107.7 million, respectively. During the six months ended December 31, 2021 and 2020, we recognized share-based payment expense of $356.0 million and $193.4 million, respectively. As of December 31, 2021, the aggregate share-based payment expense remaining to be amortized to cost of revenues and operating expenses, over a weighted-average period of 1.9 years, were $767.7 million. We expect this share-based payment expense balance to be amortized as follows: $300.1 million during the remaining fiscal year 2022; $306.8 million during fiscal year 2023; $122.8 million during fiscal year 2024; and $37.9 million thereafter. The expected amortization reflects only outstanding share awards as of December 31, 2021. We expect to continue to issue share-based awards to our employees in future periods.
Income taxes
Income taxes primarily consist of income taxes in the UK, Australia and the U.S., as well as income taxes in certain other foreign jurisdictions.
We generally conduct our international operations through wholly-owned subsidiaries and report our taxable income in various jurisdictions.

Net loss
We incurred a net loss during the three and six months ended December 31, 2021 on an IFRS basis. Net loss during the three months ended December 31, 2021 was primarily due to our significant investments in research and development, and technology infrastructure for our Cloud offerings. We invested in the development of new products along with new features and enhancements for our existing products. We also continued to grow our headcount as we scaled and increased investments in our teams. Net loss during the six months ended December 31, 2021 was primarily due to the marking to fair value of the Exchange and Capped Call Derivatives and settlements of the Notes and capped call transactions. Please refer to Note 13, “Debt,” to the notes to our consolidated financial statements for details of our Notes and capped call transactions.
Results of Operations
The following table sets forth our results of operations for the periods indicated:

	Three Months Ended December 31,		Six Months Ended December 31,
	2021	2020	2021	2020
	(U.S. $ in thousands)
Revenues:
Subscription	$508,987	$310,675	$944,283	$588,639
Maintenance	127,059	131,276	257,649	258,970
Other	52,480	59,408	100,618	113,256
Total revenues	688,526	501,359	1,302,550	960,865
Cost of revenues (1) (2)	115,161	79,482	213,179	153,166
Gross profit	573,365	421,877	1,089,371	807,699
Operating expenses:
Research and development (1) (2)	374,976	241,064	654,822	473,299
Marketing and sales (1) (2)	134,659	77,151	237,587	147,437
General and administrative (1)	130,448	75,949	224,034	147,318
Total operating expenses	640,083	394,164	1,116,443	768,054
Operating income (loss)	(66,718)	27,713	(27,072)	39,645
Other non-operating expense, net	(319)	(545,749)	(425,252)	(572,020)
Finance income	77	2,112	357	4,702
Finance costs	(6,078)	(91,448)	(13,189)	(104,023)
Loss before income tax expense	(73,038)	(607,372)	(465,156)	(631,696)
Income tax expense	(4,434)	(14,156)	(12,418)	(11,386)
Net loss	$(77,472)	$(621,528)	$(477,574)	$(643,082)

(1)    Amounts include share-based payment expense, as follows:

Cost of revenues	$13,631	$6,801	$21,476	$12,057
Research and development	147,233	73,085	219,835	134,536
Marketing and sales	35,812	11,666	54,188	18,450
General and administrative	40,334	16,140	60,486	28,380

(2)    Amounts include amortization of acquired intangible assets, as follows:

Cost of revenues	$5,599	$5,413	$11,288	$10,832
Research and development	93	42	187	83
Marketing and sales	2,266	2,317	4,537	4,616

The following table sets forth our results of operations data for the periods indicated as a percentage of total revenues:

	Three Months Ended December 31,		Six Months Ended December 31,
	2021	2020	2021	2020
Revenues:
Subscription	74%	62%	72%	61%
Maintenance	18	26	20	27
Other	8	12	8	12
Total revenues	100	100	100	100
Cost of revenues (1) (2)	17	16	16	16
Gross profit	83	84	84	84
Operating expenses:
Research and development (1) (2)	54	48	50	50
Marketing and sales (1) (2)	20	15	18	15
General and administrative (1)	19	16	17	15
Total operating expenses	93	79	85	80
Operating income (loss)	(10)	5	(2)	4
Other non-operating expense, net	—	(109)	(33)	(59)
Finance income	—	—	—	—
Finance costs	(1)	(18)	(1)	(11)
Loss before income tax expense	(11)	(122)	(36)	(66)
Income tax expense	—	(2)	(1)	(1)
Net loss	(11)%	(124)%	(37)%	(67)%
Three Months Ended December 31, 2021 and 2020
Revenues

	Three Months Ended December 31,
	2021	2020	$ Change	% Change
	(U.S. $ in thousands)
Subscription	$508,987	$310,675	$198,312	64%
Maintenance	127,059	131,276	(4,217)	(3)
Other	52,480	59,408	(6,928)	(12)
Total revenues	$688,526	$501,359	$187,167	37
Total revenues increased $187.2 million, or 37%, in the three months ended December 31, 2021 compared to the three months ended December 31, 2020. Growth in total revenues was primarily attributable to increased demand for our products from both new and existing customers. Of total revenues recognized in the three months ended December 31, 2021, over 90% was attributable to sales to customer accounts existing on or before September 30, 2021. Our number of total customers increased from 174,948 at December 31, 2020 to 226,521 at December 31, 2021.
Subscription revenues increased $198.3 million, or 64%, in the three months ended December 31, 2021 compared to the three months ended December 31, 2020. The increase in subscription revenues was primarily attributable to additional subscriptions from our existing customer base, customers migrating to cloud-based subscription services and term-based licenses for our Data Center products. We expect our subscription revenues to continue to increase in future periods.
Maintenance revenues decreased $4.2 million, or 3%, in the three months ended December 31, 2021 compared to the three months ended December 31, 2020. We expect maintenance revenue to decrease in the future periods as we discontinued selling new perpetual license products beginning February 2021. We will no longer sell upgrades to perpetual license products starting in February 2022, and plan to end maintenance and support for these products in February 2024.
Other revenues decreased $6.9 million, or 12%, in the three months ended December 31, 2021 compared to the three months ended December 31, 2020. The decrease in other revenues was primarily attributable to a decrease of $13.7 million in perpetual license revenues as we discontinued selling new perpetual licenses for our products beginning February 2021, offset by an increase of $5.7 million in revenue from sales of third-party apps through our Atlassian Marketplace.
Total revenues by deployment options were as follows:

	Three Months Ended December 31,
	2021	2020	$ Change	% Change
	(U.S. $ in thousands)
Cloud	$364,099	$230,412	$133,687	58%
Data Center	139,108	76,060	63,048	83
Server	135,519	153,399	(17,880)	(12)
Marketplace and services	49,800	41,488	8,312	20
Total revenues	$688,526	$501,359	$187,167	37%
Total revenues by geography were as follows:

	Three Months Ended December 31,
	2021	2020	$ Change	% Change
	(U.S. $ in thousands)
Americas	$348,256	$245,059	$103,197	42%
EMEA	263,695	200,016	63,679	32
Asia Pacific	76,575	56,284	20,291	36
Total revenues	$688,526	$501,359	$187,167	37
Cost of Revenues

	Three Months Ended December 31,
	2021	2020	$ Change	% Change
	(U.S. $ in thousands)
Cost of revenues	$115,161	$79,482	$35,679	45%
Gross margin	83%	84%
Cost of revenues increased $35.7 million, or 45%, in the three months ended December 31, 2021 compared to the three months ended December 31, 2020. The overall increase was primarily due to an increase of $8.0 million in hosting fees paid to third-party providers, an increase of $19.6 million in compensation expense for employees (which includes an increase of $6.8 million in share-based payment expense).
We increased our headcount during the period to meet the higher demand for our products and services from our customers. We expect to continue to invest in additional personnel as we scale. Over time, we expect the revenue from our Cloud subscription business to grow as a percentage of total revenues. As a result, we intend to continue to invest in our cloud-based infrastructure to scale with our business needs. We expect that cost of revenues will increase in absolute dollars and may increase as a percentage of revenues in future periods.

Operating Expenses
Research and development

	Three Months Ended December 31,
	2021	2020	$ Change	% Change
	(U.S. $ in thousands)
Research and development	$374,976	$241,064	$133,912	56%
Research and development expenses increased $133.9 million, or 56%, in the three months ended December 31, 2021 compared to the three months ended December 31, 2020. The overall increase was primarily a result of an increase of $127.0 million in compensation expense for employees (which includes an increase of $74.1 million in share-based payment expense).
We increased our research and development headcount during the period in order to enhance and extend our service offerings and develop new technologies. We expect that research and development expenses will increase in absolute dollars in future periods as we continue to invest in additional personnel and technology to support the development, improvement and integration of technologies.
Marketing and sales

	Three Months Ended December 31,
	2021	2020	$ Change	% Change
	(U.S. $ in thousands)
Marketing and sales	$134,659	$77,151	$57,508	75%
Marketing and sales expenses increased $57.5 million, or 75%, for the three months ended December 31, 2021 compared to the three months ended December 31, 2020. Marketing and sales expenses increased primarily due to an increase of $44.3 million in compensation expense for employees (which includes an increase of $24.1 million in share-based payment expense), and an increase of $4.0 million in online advertisement expenses. Our marketing and sales headcount increased during the period as a result of hiring additional personnel to expand our relationship with our existing customers and to attract new customers.
General and administrative

	Three Months Ended December 31,
	2021	2020	$ Change	% Change
	(U.S. $ in thousands)
General and administrative	$130,448	$75,949	$54,499	72%
General and administrative expenses increased $54.5 million, or 72%, in the three months ended December 31, 2021 compared to the three months ended December 31, 2020. The increase was primarily due to an increase of $42.5 million in compensation expense for employees (which includes an increase of $24.2 million in share-based payment expense) and an increase of $8.7 million in professional services. Our general and administrative headcount increased during the period as we added personnel to support our growth.
Other non-operating expense, net

	Three Months Ended December 31,
	2021	2020	$ Change	% Change
	(U.S. $ in thousands)
Other non-operating expense, net	$(319)	$(545,749)	$545,430	(100)%
Other non-operating expense, net decreased $545.4 million in the three months ended December 31, 2021 compared to the three months ended December 31, 2020. The decrease was primarily driven by a charge of $440.4 million from the mark to fair value of the Exchange and Capped Call Derivatives, and a charge of $98.7 million related to the Notes and capped calls settled during the three months ended December 31, 2020, compared with no charge due to full settlements of the Notes and capped calls during the three months ended December 31, 2021.

Finance costs

	Three Months Ended December 31,
	2021	2020	$ Change	% Change
	(U.S. $ in thousands)
Finance costs	$(6,078)	$(91,448)	$85,370	(93)%
Finance costs decreased $85.4 million in the three months ended December 31, 2021 compared to the three months ended December 31, 2020. The decrease was primarily driven by a charge of $87.3 million in amortization of debt discount and issuance cost related to the Notes recorded during the three months ended December 31, 2020, compared with no charge due to settlements of the Notes during the three months ended December 31, 2021, offset by the interest expense from our Credit Facility.
Income tax expense

	Three Months Ended December 31,
	2021	2020	$ Change	% Change
	(U.S. $ in thousands)
Income tax expense	$(4,434)	$(14,156)	$9,722	**
Effective tax rate	**	**
_____________________________
** Not meaningful
We reported a tax expense of $4.4 million on pretax loss of $73.0 million and a tax expense of $14.2 million on pretax loss of $607.4 million for the three months ended December 31, 2021 and 2020, respectively.
During the three months ended December 31, 2021, the Group recorded income tax expense of $3.2 million to account for the reduction in the carrying value of the U.S. deferred tax assets. The reduction in carrying value of deferred tax assets was a result of a decrease in cumulative unrealized investment gains recorded in other comprehensive income (loss) which previously supported their recognition.
During the three months ended December 31, 2020, the Group recorded income tax expense of $2.2 million to decrease the carrying value of the U.S. deferred tax assets and an income tax benefit of $4.2 million to increase the carrying value of Australian deferred tax assets. The adjustments in carrying value of deferred tax assets were a result of year to date realized and unrealized investment gains in addition to foreign exchange hedging gains recorded in other comprehensive income (loss) that support their recognition.
The difference between the Group’s effective tax rate and the UK’s statutory tax rate primarily relates to its operations in foreign jurisdictions which have different statutory rates and significant permanent differences. Significant permanent differences include non-deductible expenses related to the Notes and capped call transactions, share-based payments, research and development incentives, and future tax benefits that do not meet the relevant deferred tax recognition criterion.
Management regularly assesses the realizability of its deferred tax assets and recognizes them to the extent that full or partial realization is probable. The Company evaluates and weighs all available positive and negative evidence such as historic results, future reversals of existing deferred tax liabilities, projected future taxable income, and prudent and feasible tax-planning strategies. The assessment requires significant judgment and is performed in each of the applicable jurisdictions. The unrecognized deferred tax assets at the end of December 31, 2021 are primarily related to Australia and the U.S. The Company will continue to evaluate the realizability and recognition of its deferred tax assets.

Six Months Ended December 31, 2021 and 2020
Revenues

	Six Months Ended December 31,
	2021	2020	$ Change	% Change
	(U.S. $ in thousands)
Subscription	$944,283	$588,639	$355,644	60%
Maintenance	257,649	258,970	(1,321)	(1)
Other	100,618	113,256	(12,638)	(11)
Total revenues	$1,302,550	$960,865	$341,685	36
Total revenues increased $341.7 million, or 36%, in the six months ended December 31, 2021 compared to the six months ended December 31, 2020. Growth in total revenues was primarily attributable to increased demand for our products from both new and existing customers. Of total revenues recognized in the six months ended December 31, 2021, over 90% was attributable to sales to customer accounts existing on or before June 30, 2021. Our number of total customers increased from 174,948 at December 31, 2020 to 226,521 at December 31, 2021.
Subscription revenues increased $355.6 million, or 60%, in the six months ended December 31, 2021 compared to the six months ended December 31, 2020. The increase in subscription revenues was primarily attributable to additional subscriptions from our existing customer base, customers migrating to cloud-based subscription services and term-based licenses for our Data Center products. We expect our subscription revenues to continue to increase in future periods.
Maintenance revenues decreased $1.3 million, or 1%, in the six months ended December 31, 2021 compared to the six months ended December 31, 2020. We expect maintenance revenue to decrease in the future periods as we discontinued selling new perpetual license products beginning February 2021. We will no longer sell upgrades to perpetual license products starting in February 2022, and plan to end maintenance and support for these products in February 2024.
Other revenues decreased $12.6 million, or 11%, in the six months ended December 31, 2021 compared to the six months ended December 31, 2020. The decrease in other revenues was primarily attributable to a decrease of $26.8 million in perpetual license revenues as we discontinued selling new perpetual licenses for our products beginning February 2021, offset by an increase of $12.5 million in revenue from sales of third-party apps through our Atlassian Marketplace.
Total revenues by deployment options were as follows:

	Six Months Ended December 31,
	2021	2020	$ Change	% Change
	(U.S. $ in thousands)
Cloud	$682,002	$437,733	$244,269	56%
Data Center	250,303	142,410	107,893	76
Server	275,066	303,230	(28,164)	(9)
Marketplace and services	95,179	77,492	17,687	23
Total revenues	$1,302,550	$960,865	$341,685	36

Total revenues by geography were as follows:

	Six Months Ended December 31,
	2021	2020	$ Change	% Change
	(U.S. $ in thousands)
Americas	$656,980	$475,437	$181,543	38%
EMEA	498,709	378,085	120,624	32
Asia Pacific	146,861	107,343	39,518	37
Total revenues	$1,302,550	$960,865	$341,685	36
Cost of Revenues

	Six Months Ended December 31,
	2021	2020	$ Change	% Change
	(U.S. $ in thousands)
Cost of revenues	$213,179	$153,166	$60,013	39%
Gross margin	84%	84%
Cost of revenues increased $60.0 million, or 39%, in the six months ended December 31, 2021 compared to the six months ended December 31, 2020. The overall increase was primarily due to an increase of $16.0 million in hosting fees paid to third-party providers, an increase of $31.6 million in compensation expense for employees (which includes an increase of $9.4 million in share-based payment expense), and increases in merchant fees and contractor costs.
We increased our headcount during the period to meet the higher demand for our products and services from our customers. We expect to continue to invest in additional personnel as we scale. Over time, we expect the revenue from our Cloud subscription business to grow as a percentage of total revenues. As a result, we intend to continue to invest in our cloud-based infrastructure to scale with our business needs. We expect that cost of revenues will increase in absolute dollars and may increase as a percentage of revenues in future periods.
Operating Expenses
Research and development

	Six Months Ended December 31,
	2021	2020	$ Change	% Change
	(U.S. $ in thousands)
Research and development	$654,822	$473,299	$181,523	38%
Research and development expenses increased $181.5 million, or 38%, in the six months ended December 31, 2021 compared to the six months ended December 31, 2020. The overall increase was primarily a result of an increase in compensation expense for employees of $175.8 million (which includes an increase of $85.3 million in share-based payment expenses).
We increased our research and development headcount during the period in order to enhance and extend our service offerings and develop new technologies. We expect that research and development expenses will increase in absolute dollars in future periods as we continue to invest in additional personnel and technology to support the development, improvement and integration of technologies.
Marketing and sales

	Six Months Ended December 31,
	2021	2020	$ Change	% Change
	(U.S. $ in thousands)
Marketing and sales	$237,587	$147,437	$90,150	61%
Marketing and sales expenses increased $90.2 million, or 61%, in the six months ended December 31, 2021, compared to the six months ended December 31, 2020. Marketing and sales expenses increased primarily due to an increase of $67.2 million in compensation expense for employees (which includes an increase of $35.7 million in share-based payment expenses), an increase of $7.9 million in online advertisement expenses, and an increase of $5.2 million in professional service fees. Our marketing and sales headcount increased during the period as a result of hiring additional personnel to expand our relationship with our existing customers and to attract new customers.
General and administrative

	Six Months Ended December 31,
	2021	2020	$ Change	% Change
	(U.S. $ in thousands)
General and administrative	$224,034	$147,318	$76,716	52%
General and administrative expenses increased $76.7 million, or 52%, in the six months ended December 31, 2021, compared to the six months ended December 31, 2020. The increase was primarily due to an increase of $60.5 million in compensation expense for employees (which includes an increase of $32.1 million in share-based payment expenses) and an increase of $10.6 million in professional service fees. Our general and administrative headcount increased during the period as we added personnel to support our growth.
Other non-operating expense, net

	Six Months Ended December 31,
	2021	2020	$ Change	% Change
	(U.S. $ in thousands)
Other non-operating expense, net	$(425,252)	$(572,020)	$146,768	(26)%
Other non-operating expense, net decreased $146.8 million in the six months ended December 31, 2021, compared to the six months ended December 31, 2020. The decrease was primarily due to a decrease of $461.0 million from the mark to fair value of the Exchange and Capped Call Derivatives, offset by an increase of $318.9 million of charges related to the Notes and capped calls settled.
Finance costs

	Six Months Ended December 31,
	2021	2020	$ Change	% Change
	(U.S. $ in thousands)
Finance costs	$(13,189)	$(104,023)	$90,834	(87)%
Finance costs decreased $90.8 million in the six months ended December 31, 2021 compared to the six months ended December 31, 2020. The decrease was primarily due to a decrease of $93.1 million in amortization of debt discount and issuance cost due to settlements of the Notes during the fiscal year 2022, offset by the interest expense from our Credit Facility.
Income tax expense

	Six Months Ended December 31,
	2021	2020	$ Change	% Change
	(U.S. $ in thousands)
Income tax expense	$(12,418)	$(11,386)	$(1,032)	**
Effective tax rate	**	**
______________________________
** Not meaningful
We reported a tax expense of $12.4 million on pretax loss of $465.2 million and a tax expense of $11.4 million on pretax loss of $631.7 million for the six months ended December 31, 2021 and 2020, respectively. During the six months ended December 31, 2021, the Group recorded income tax expense of $10.3 million to account for the reduction in the carrying value of the U.S. deferred tax assets. The reduction in carrying value of deferred tax assets was a result of a decrease in cumulative unrealized investment gains recorded in other comprehensive income(loss) which previously supported their recognition.

During the six months ended December 31, 2020, the Group recorded an income tax benefit of $12.4 million to increase the carrying value of the U.S. deferred tax assets and an income tax benefit of $6.2 million to increase the carrying value of Australian deferred tax assets. The adjustments in carrying value of deferred tax assets were a result of year to date realized and unrealized investment gains in addition to foreign exchange hedging gains recorded in other comprehensive income (loss) that support their recognition. In addition, $5.5 million of income tax expense was recorded in Sweden upon transfer of Mindville’s intellectual property to the U.S.
The difference between the Group’s effective tax rate and the UK’s statutory tax rate primarily relates to its operations in foreign jurisdictions which have different statutory rates and significant permanent differences. Significant permanent differences include non-deductible expenses related to the Notes and capped call transactions, share-based payments, research and development incentives, and future tax benefits that do not meet the relevant deferred tax recognition criterion.
Management regularly assesses the realizability of its deferred tax assets and recognizes them to the extent that full or partial realization is probable. The Company evaluates and weighs all available positive and negative evidence such as historic results, future reversals of existing deferred tax liabilities, projected future taxable income, and prudent and feasible tax-planning strategies. The assessment requires significant judgment and is performed in each of the applicable jurisdictions. The unrecognized deferred tax assets at the end of December 31, 2021 are primarily related to Australia and the U.S. The Company will continue to evaluate the realizability and recognition of its deferred tax assets.
Liquidity and Capital Resources
As of December 31, 2021, we had cash and cash equivalents totaling $899.4 million, short-term investments totaling $86.6 million and trade receivables totaling $241.7 million.
Our cash flows from operating activities, investing activities and financing activities for the three and six months ended December 31, 2021 and 2020 were as follows:

	Three Months Ended December 31,		Six Months Ended December 31,
	2021	2020	2021	2020
	(U.S. $ in thousands)
Net cash provided by operating activities	$221,684	$200,462	$300,070	$279,927
Net cash provided by (used in) investing activities	(38,563)	103,811	119,564	111,857
Net cash used in financing activities	(795,082)	(617,366)	(441,798)	(627,548)
Effect of exchange rate changes on cash and cash equivalents	(245)	4,546	(2,353)	7,510
Net decrease in cash and cash equivalents	$(612,206)	$(308,547)	$(24,517)	$(228,254)
Cash provided by operating activities has historically been affected by the amount of net income (loss) adjusted for non-cash expense items such as depreciation and amortization, depreciation of right-of-use assets, non-coupon impact related to the Notes and capped call transactions and expense associated with share-based awards, the timing of employee-related costs such as bonus payments, collections from our customers, which is our largest source of operating cash flows, and changes in other working capital accounts.
Accounts impacting working capital consist of trade receivables, prepaid expenses and other current assets, trade and other payables, current provisions, and current deferred revenue. Our working capital may be impacted by various factors in future periods, such as billings to customers for subscriptions, licenses and maintenance services and the subsequent collection of those billings or the amount and timing of certain expenditures.
Net cash provided by operating activities was $300.1 million for the six months ended December 31, 2021, as a result of loss before income tax expense of $465.2 million adjusted by charges including the net loss of marking to fair value of the Exchange and Capped Call Derivatives and the settlements of the Notes and capped call transactions of $424.5 million, debt discount and issuance cost amortization of $3.8 million, share-based payment expense of $356.0 million, depreciation and amortization of $25.3 million, and depreciation of our right-of-use assets of $21.1 million. The net decrease of $10.2 million from our operating assets and liabilities was primarily attributable to a $68.2 million increase in trade receivables, a $15.7 million increase in prepaid expenses and other assets, and a $4.2 million decrease in our trade and other payables, provisions and other non-current liabilities, offset by a $77.9 million increase in our deferred revenue as a result of increased sales of subscriptions and renewals of maintenance contracts. Net cash provided by operating activities was also impacted by interest received of $1.1 million and income tax paid, net of tax refunds received, of $53.9 million.
Net cash provided by operating activities was $279.9 million for the six months ended December 31, 2020, as a result of loss before income tax benefit of $631.7 million adjusted by non-cash charges including the net loss of marking to fair value of the Exchange and Capped Call Derivatives of $566.6 million, debt discount and issuance cost amortization of $97.0 million, share-based payment expense of $193.4 million, depreciation and amortization of $27.2 million, and depreciation of our right-of-use assets of $18.6 million. The net increase of $16.5 million from our operating assets and liabilities was primarily attributable to a $83.9 million increase in our deferred revenue as a result of increased sales of subscriptions and renewals of maintenance contracts, offset by a $45.5 million increase in trade receivables, a $7.4 million increase in prepaid expenses and other assets, and a $14.6 million decrease in our trade and other payables, provisions and other non-current liabilities. Net cash provided by operating activities was also impacted by interest received of $7.5 million and income tax paid, net of tax refunds received, of $29.0 million.
Net cash provided by investing activities for the six months ended December 31, 2021 was $119.6 million. This was primarily related to cash received from the maturing of investments which totaled $61.5 million, proceeds from sales of investments of $186.3 million, and a change in restricted cash of $11.1 million, offset by purchases of investments totaling $116.0 million and capital expenditures totaling $19.5 million.
Net cash provided by investing activities for the six months ended December 31, 2020 was $111.9 million. This was primarily related to cash received from the maturing of investments which totaled $195.3 million and proceeds from sales of investments of $47.7 million, offset by purchases of investments totaling $69.3 million, cash paid for business combinations, net of cash acquired, totaling $42.2 million and capital expenditures totaling $17.4 million.
Net cash used in financing activities for the six months ended December 31, 2021 was $441.8 million and was primarily related to the repurchase of the Notes for aggregate cash consideration of $1.5 billion, payments of lease obligations of $23.8 million and interest payments on the Credit Facility of $4.8 million, offset by proceeds from the Credit Facility of $1.0 billion and net proceeds from settling the corresponding portion of our existing capped call transactions of $135.5 million.
Net cash used in financing activities for the six months ended December 31, 2020 was $627.5 million and was primarily related to repurchase of the Notes for aggregate consideration of $671.5 million in cash, payments of lease obligations of $22.2 million, offset by net proceeds from settling the corresponding portion of our existing capped call transactions for $72.8 million and proceeds from exercises of employee share options of $1.1 million.
Liquidity and Material Cash Requirements
We have access to a $1 billion Term Loan Facility and a $500 million Revolving Credit Facility maturing in October 2025. As of December 31, 2021, $1 billion has been drawn under the Term Loan Facility, and we are in compliance with all related covenants. As of December 31, 2021, the Company had settled the remaining principal amount of the Notes for aggregate consideration of $1.5 billion in cash and unwound the related capped calls for net proceeds of $135.5 million. Please refer to Note 13, “Debt,” to the notes to our consolidated financial statements for details of the Credit Facility.
We believe that our existing cash and cash equivalents, together with cash generated from operations, and borrowing capacity from the Revolving Credit Facility will be sufficient to meet our anticipated cash needs for at least the next 12 months. Our future capital requirements will depend on many factors including our growth rate, the timing and extent of spend on research and development efforts, employee headcount, marketing and sales activities, acquisitions of additional businesses and technologies, the introduction of new software and services offerings, enhancements to our existing software and services offerings and the continued market acceptance of our products.

Non-IFRS Financial Results
Our reported results include certain non-IFRS financial measures, including non-IFRS gross profit, non-IFRS operating income, non-IFRS net income, non-IFRS net income per diluted share, and free cash flow. Management believes that the use of these non-IFRS financial measures provides consistency and comparability with our past financial performance, facilitates period-to-period comparisons of our results of operations, and also facilitates comparisons with peer companies, many of which use similar non-IFRS or non-GAAP financial measures to supplement their IFRS or GAAP results. Non-IFRS results are presented for supplemental informational purposes only to aid in understanding our results of operations. The non-IFRS results should not be considered a substitute for financial information presented in accordance with IFRS, and may be different from non-IFRS or non-GAAP measures used by other companies.
Our non-IFRS financial measures include:
•Non-IFRS gross profit. Excludes expenses related to share-based compensation and amortization of acquired intangible assets;
•Non-IFRS operating income. Excludes expenses related to share-based compensation and amortization of acquired intangible assets;
•Non-IFRS net income and non-IFRS net income per diluted share. Excludes expenses related to share-based compensation, amortization of acquired intangible assets, non-coupon impact related to the Notes and capped calls, the related income tax effects on these items, and discrete tax impact resulting from a non-recurring transaction; and
•Free cash flow. Free cash flow is defined as net cash provided by operating activities less capital expenditures, which consists of purchases of property and equipment, and payments of lease obligations.
Our non-IFRS financial measures reflect adjustments based on the items below:
•share-based compensation;
•amortization of acquired intangible assets;
•non-coupon impact related to the Notes and capped calls:
▪amortization of the Notes discount and issuance costs.
▪mark to fair value of the Notes exchange feature.
▪mark to fair value of the related capped call transactions.
▪net loss on settlements of the Notes and capped call transactions.
•the related income tax effects on these items and discrete tax impact resulting from a non-recurring transaction; and
•purchases of property and equipment and payments of lease obligations.
We exclude expenses related to share-based compensation, amortization of acquired intangible assets, non-coupon impact related to the Notes and capped calls, the related income tax effects on these items, and discrete tax impact resulting from a non-recurring transaction from certain of our non-IFRS financial measures as we believe this helps investors understand our operational performance. In addition, share-based compensation expense can be difficult to predict and varies from period to period and company to company due to differing valuation methodologies, subjective assumptions, and the variety of equity instruments, as well as changes in stock price. Management believes that providing non-IFRS financial measures that exclude share-based compensation expense, amortization of acquired intangible assets, non-coupon impact related to the Notes and capped calls, the related income tax effects on these items, and discrete tax impact resulting from a non-recurring transaction allow for more meaningful comparisons between our results of operations from period to period.
Management considers free cash flow to be a liquidity measure that provides useful information to management and investors about the amount of cash generated by our business that can be used for strategic opportunities, including investing in our business, making strategic acquisitions, and strengthening our statement of financial position.
Management uses non-IFRS gross profit, non-IFRS operating income, non-IFRS net income, non-IFRS net income per diluted share, and free cash flow:
•as measures of operating performance, because these financial measures do not include the impact of items not directly resulting from our core operations;
•for planning purposes, including the preparation of our annual operating budget;
•to allocate resources to enhance the financial performance of our business;
•to evaluate the effectiveness of our business strategies; and

•in communications with our board of directors and investors concerning our financial performance.
We understand that although non-IFRS gross profit, non-IFRS operating income, non-IFRS net income, non-IFRS net income per diluted share and free cash flow are frequently used by investors and securities analysts in their evaluation of companies, these measures have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results of operations as reported under IFRS.
The following table provides reconciliations of non-IFRS financial measures to the most directly comparable financial measures calculated and presented in accordance with IFRS for the three and six months ended December 31, 2021 and 2020.

	Three Months Ended December 31,		Six Months Ended December 31,
	2021	2020	2021	2020
	(U.S. $ and shares in thousands, except per share data)
Gross profit
IFRS gross profit	$573,365	$421,877	$1,089,371	$807,699
Plus: Share-based payment expense	13,631	6,801	21,476	12,057
Plus: Amortization of acquired intangible assets	5,599	5,413	11,288	10,832
Non-IFRS gross profit	$592,595	$434,091	$1,122,135	$830,588

Operating income
IFRS operating income (loss)	$(66,718)	$27,713	$(27,072)	$39,645
Plus: Share-based payment expense	237,010	107,692	355,985	193,423
Plus: Amortization of acquired intangible assets	7,958	7,772	16,012	15,531
Non-IFRS operating income	$178,250	$143,177	$344,925	$248,599

Net income
IFRS net loss	$(77,472)	$(621,528)	$(477,574)	$(643,082)
Plus: Share-based payment expense	237,010	107,692	355,985	193,423
Plus: Amortization of acquired intangible assets	7,958	7,772	16,012	15,531
Plus: Non-coupon impact related to exchangeable senior notes and capped calls	—	626,956	427,853	663,625
Less: Income tax effects and adjustments	(40,172)	(25,581)	(76,639)	(57,415)
Non-IFRS net income	$127,324	$95,311	$245,637	$172,082

Net income per share
IFRS net loss per share - diluted	$(0.31)	$(2.49)	$(1.89)	$(2.59)
Plus: Share-based payment expense	0.93	0.44	1.40	0.78
Plus: Amortization of acquired intangible assets	0.03	0.04	0.06	0.07
Plus: Non-coupon impact related to exchangeable senior notes and capped calls	—	2.48	1.69	2.63
Less: Income tax effects and adjustments	(0.15)	(0.10)	(0.30)	(0.21)
Non-IFRS net income per share - diluted	$0.50	$0.37	$0.96	$0.68

Weighted-average diluted shares outstanding
Weighted-average shares used in computing diluted IFRS net loss per share	252,960	249,188	252,533	248,601
Plus: Dilution from share options and RSUs (1)	4,018	5,357	4,028	5,457
Weighted-average shares used in computing diluted non-IFRS net income per share	256,978	254,545	256,561	254,058

Free cash flow
IFRS net cash provided by operating activities	$221,684	$200,462	$300,070	$279,927
Less: Capital expenditures	(12,581)	(9,548)	(19,462)	(17,365)
Less: Payments of lease obligations	(11,626)	(11,139)	(23,812)	(22,235)
Free cash flow	$197,477	$179,775	$256,796	$240,327
(1) The effects of these dilutive securities were not included in the IFRS calculation of diluted net loss per share for the three and six months ended December 31, 2021 and 2020 because the effect would have been anti-dilutive.

RISK FACTORS

A description of the risks and uncertainties associated with our business is set forth below. You should carefully consider such risks and uncertainties, together with the other information contained in this quarterly report, and in our other public filings. If any such risks and uncertainties actually occur, our business, financial condition or results of operations could differ materially from the plans, projections and other forward-looking statements included elsewhere in this quarterly report and in our other public filings. In addition, if any of the following risks and uncertainties, or if any other risks and uncertainties, actually occur, our business, financial condition, or results of operations could be harmed substantially.

Risk Factor Summary

Our business is subject to numerous risks and uncertainties, including those highlighted in this section titled “Risk Factors” and summarized below. We have various categories of risks, including, risks related to our business and industry, risks related to information technology, intellectual property, and data security and privacy, risks related to legal, regulatory, accounting, and tax matters, risks related to ownership of our Class A ordinary shares, risks related to our indebtedness, risks related to being a foreign private issuer or English company, and general risks, which are discussed more fully below. As a result, this risk factor summary does not contain all of the information that may be important to you, and you should read this risk factor summary together with the more detailed discussion of risks and uncertainties set forth following this summary, as well as elsewhere in this quarterly report. These risks include, but are not limited to, the following.

•The COVID-19 pandemic, and any associated economic and social impacts, could harm our business and results of operations.
•Our rapid growth makes it difficult to evaluate our future prospects and may increase the risk that we will not continue to grow at or near historical rates.
•We may not be able to sustain our revenue growth rate or achieve profitability in the future.
•The markets in which we participate are intensely competitive, and if we do not compete effectively, our business, results of operations, and financial condition could be harmed.
•Our distribution model of offering and selling on-premises offerings of certain of our products, in addition to offering and selling Cloud offerings of these products, increases our expenses, may impact revenue recognition timing, and may pose other challenges to our business.
•Our business depends on our customers renewing their subscriptions and maintenance plans and purchasing additional licenses or subscriptions from us, and any decline in our customer retention or expansion could harm our future results of operations.
•If we are not able to develop new products and enhancements to our existing products that achieve market acceptance and that keep pace with technological developments, our business and results of operations could be harmed.
•Our quarterly results may fluctuate significantly and may not fully reflect the underlying performance of our business.
•Our business model relies on a high volume of transactions and affordable pricing. As lower cost or free products are introduced by our competitors, our ability to generate new customers could be harmed.
•If we fail to effectively manage our growth, our business and results of operations could be harmed.
•If our security measures are breached or unauthorized access to customer data is otherwise obtained, our products may be perceived as insecure, we may lose existing customers or fail to attract new customers, and we may incur significant liabilities.
•Interruptions or performance problems associated with our technology and infrastructure could harm our business and results of operations.
•Real or perceived errors, failures, vulnerabilities or bugs in our products or in the products on Atlassian Marketplace could harm our business and results of operations.
•Changes in laws or regulations relating to data privacy or data protection, or any actual or perceived failure by us to comply with such laws and regulations or our privacy policies, could materially and adversely affect our business.
•Because our products rely on the movement of data across national boundaries, global privacy and data security concerns could result in additional costs and liabilities to us or inhibit sales of our products globally.
•Our global operations and structure subject us to potentially adverse tax consequences.

•The dual class structure of our ordinary shares has the effect of concentrating voting control with certain shareholders, in particular, our Co-Chief Executive Officers and their affiliates, which will limit our other shareholders’ ability to influence the outcome of important transactions, including a change in control.
•As a foreign private issuer, we are permitted to report our financial results under IFRS, are exempt from certain rules under the U.S. securities laws and are permitted to file less information with the SEC than a U.S. company, and our Class A ordinary shares are not listed, and we do not intend to list our shares, on any market in the UK, our country of incorporation. This may limit the information available to holders of our Class A ordinary shares.
•As a foreign private issuer, we are permitted to follow certain home country corporate governance practices in lieu of certain requirements under the Nasdaq listing standards. This may afford less protection to holders of our Class A ordinary shares than U.S. regulations.
•The rights of our shareholders may differ from the rights typically offered to shareholders of a U.S. corporation.

Risks Related to Our Business and Industry
The COVID-19 pandemic, and any associated economic and social impacts, could harm our business and results of operations.
In March 2020, the World Health Organization declared a novel coronavirus (“COVID-19”) a pandemic. This outbreak has continued to rapidly spread across the world and has significantly impacted global economic activity, worldwide financial markets and social practices. The related adverse public health developments, including orders to shelter-in-place, travel restrictions, and mandated business closures, have adversely affected workforces, organizations, customers, economies, and financial markets globally, leading to an economic downturn and increased market volatility. It has also disrupted the normal operations of many businesses, including ours. The COVID-19 pandemic may prevent us from conducting business operations at full capacity for an indefinite period of time. For example, we have taken precautionary measures intended to help minimize the risk of the virus to our employees which may disrupt our operations, including temporarily closing our offices worldwide, requiring all employees to work remotely (and subsequently announcing that most employees will have flexibility to work remotely indefinitely), and suspending all travel worldwide for our employees. An extended period of remote-work arrangements could strain our business continuity plans, introduce operational risk, including cybersecurity risks and increased costs, and impair our ability to effectively manage our business, which may negatively impact our business, results of operations, and financial condition. We are actively monitoring the impacts of the situation and may adjust our current policies and practices as more information and public health guidance become available.

This pandemic and the resulting economic and social impact, as well as intensified measures undertaken to contain the spread of COVID-19, could decrease technology spending, affect our ability to accurately forecast our future results, adversely affect demand for our products, cause some of our paid customers or suppliers to file for bankruptcy protection or go out of business, affect the ability of our customer support team to conduct in-person trainings or our solutions partners to conduct in-person sales, impact expected spending from new customers or renewals or expansions from existing customers, negatively impact collections of accounts receivable, result in elongated sales cycles, and harm our business, results of operations, and financial condition. In particular, we have revenue exposure to customers who are small- and medium-sized businesses and to industries that may be disproportionately impacted by the COVID-19 pandemic. If these customers’ business operations and finances are negatively affected, they may not purchase or renew our products, may reduce or delay spending, or request extended payment terms or price concessions, which would negatively impact our business, results of operations, and financial condition.

The extent to which the COVID-19 pandemic ultimately impacts our business, results of operations, and financial position will depend on future developments, which are uncertain and cannot be fully predicted at this time, including, but not limited to, the continued duration and spread of the outbreak and related variants, its severity, the actions taken by governments and authorities to contain the virus or treat its impact, the effectiveness of current vaccine and therapeutic treatments, and the extent to which normal economic and operating conditions continue to resume.

Our rapid growth makes it difficult to evaluate our future prospects and may increase the risk that we will not continue to grow at or near historical rates.
We have been growing rapidly over the last several years, and as a result, our ability to forecast our future results of operations is subject to a number of uncertainties, including our ability to effectively plan for and model future growth. Our recent and historical growth should not be considered indicative of our future performance. We have encountered in the past, and will encounter in the future, risks and uncertainties frequently experienced by growing companies in rapidly changing industries. If our assumptions regarding these risks and uncertainties, which we use to plan and operate our business, are incorrect or change, or if we do not address these risks successfully, our operating and financial results could differ materially from our expectations, our growth rates may slow, and our business would suffer.
We may not be able to sustain our revenue growth rate or achieve profitability in the future.
Our historical growth rate should not be considered indicative of our future performance and may decline in the future. In future periods, our revenue could grow more slowly than in recent periods or decline for a number of reasons, including any reduction in demand for our products, increase in competition, limited ability to, or our decision not to, increase pricing, contraction of our overall market, a slower than anticipated adoption of or migration to our Cloud offerings, or our failure to capitalize on growth opportunities. For example, in October 2020, we announced that beginning in February 2021, we will no longer sell new perpetual licenses for our products, beginning in February 2022, we will no longer sell upgrades to these products, and beginning in February 2024 we plan to end maintenance and support for these products. If a significant portion of our customers do not transition to our Cloud or Data Center offerings, our revenue growth rates and profitability may be negatively impacted.
In addition, we expect expenses to increase substantially in the near term, particularly as we continue to make significant investments in research and development and technology infrastructure for our Cloud offerings, expand our operations globally and develop new products and features for, and enhancements of, our existing products. As a result of these significant investments, and in particular share-based compensation associated with our growth, we may not be able to achieve IFRS profitability in future periods. The additional expenses we will incur may not lead to sufficient additional revenue to maintain historical revenue growth rates and profitability.
The markets in which we participate are intensely competitive, and if we do not compete effectively, our business, results of operations, and financial condition could be harmed.
The markets for our solutions are fragmented, rapidly evolving, highly competitive, and have relatively low barriers to entry. We face competition from both traditional, larger software vendors offering full collaboration and productivity suites and smaller companies offering point products for features and use cases. Our principal competitors vary depending on the product category and include Microsoft (including GitHub), IBM, Google, ServiceNow, salesforce.com, PagerDuty, Gitlab, Zendesk, Asana, Monday.com and Smartsheet. In addition, some of our competitors have made acquisitions to offer a more comprehensive product or service offering, which may allow them to compete more effectively with our products. We expect this trend to continue as companies attempt to strengthen or maintain their market positions in an evolving industry. Following such potential consolidations, companies may create more compelling product offerings and be able to offer more attractive pricing options, making it more difficult for us to compete effectively.
Our competitors, particularly our competitors with greater financial and operating resources, may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards, or customer requirements. With the introduction of new technologies, the evolution of our products, and new market entrants, we expect competition to intensify in the future. For example, as we expand our focus into new use cases or other product offerings beyond software development teams, we expect competition to increase. Pricing pressures and increased competition generally could result in reduced sales, reduced margins, losses, or the failure of our products to achieve or maintain more widespread market acceptance, any of which could harm our business, results of operations and financial condition.
Many of our current and potential competitors have greater resources than we do, with established marketing relationships, large enterprise sales forces, access to larger customer bases, pre-existing customer relationships, and major distribution agreements with consultants, system integrators and resellers. Additionally, some current and potential customers, particularly large organizations, have elected, and may in the future elect, to develop or acquire their own internal collaboration and productivity software tools that would reduce or eliminate the demand for our solutions.

Our products seek to serve multiple markets, and we are subject to competition from a wide and varied field of competitors. Some competitors, particularly new and emerging companies with sizeable venture capital investment, could focus all their energy and resources on one product line or use case and, as a result, any one competitor could develop a more successful product or service in a particular market we serve which could decrease our market share and harm our brand recognition and results of operations. For all of these reasons and others we cannot anticipate today, we may not be able to compete successfully against our current and future competitors, which could harm our business, results of operations, and financial condition.
Our distribution model of offering and selling on-premises offerings of certain of our products, in addition to offering and selling Cloud offerings of these products, increases our expenses, may impact revenue recognition timing, and may pose other challenges to our business.
We currently offer and sell both on-premises and Cloud offerings of certain of our products. For these products, our Cloud offering enables quick setup and subscription pricing, while our on-premises offering permits more customization, a perpetual or term license fee structure, and complete application control. Historically, these products were developed in the context of our on-premises offering, and we have less operating experience offering and selling these products via our Cloud offering. Although a substantial majority of our revenue has historically been generated from customers using our on-premises products, we believe that over time more customers will move to our Cloud offering, and our Cloud offering will become more central to our distribution model. For example, in October 2020, we announced that beginning in February 2021, we will no longer sell new perpetual licenses for our products, beginning in February 2022, we will no longer sell upgrades to these products, and beginning in February 2024 we plan to end maintenance and support for these products. As more of our customers transition to the cloud, we may be subject to additional competitive and pricing pressures, which could harm our business. Further, as more customers elect our Cloud offering in place of our on-premises offering, revenues from such customers are typically lower in the initial year, which may impact our near-term revenue growth rates. Additionally, we plan to offer loyalty discounts to certain of our enterprise-level on-premises customers to incentivize migration to the cloud, which may also impact our near-term revenue growth. If our Cloud offering does not develop as quickly as we expect, if we are unable to continue to scale our systems to meet the requirements of a successful large, Cloud offering, or if we lose customers currently using our on-premises products due to our increased focus on our Cloud offering or our inability to successfully migrate them to our Cloud products, our business could be harmed. We are directing a significant portion of our financial and operating resources to implement a robust Cloud offering for our products and to migrate our existing customers to our Cloud offerings, but even if we continue to make these investments, we may be unsuccessful in growing or implementing our Cloud offering that competes successfully against our current and future competitors and our business, results of operations, and financial condition could be harmed.
Our business depends on our customers renewing their subscriptions and maintenance plans and purchasing additional licenses or subscriptions from us, and any decline in our customer retention or expansion could harm our future results of operations.
In order for us to maintain or improve our results of operations, it is important that our customers renew their subscriptions and maintenance plans when existing contract terms expire and that we expand our commercial relationships with our existing customers. Our customers have no obligation to renew their subscriptions or maintenance plans, and our customers may not renew subscriptions or maintenance plans with a similar contract duration or with the same or greater number of users. Our customers generally do not enter into long-term contracts, rather they primarily have monthly or annual terms. Some of our customers have elected not to renew their agreements with us and it is difficult to accurately predict long-term customer retention.
Our customer retention and expansion may decline or fluctuate as a result of a number of factors, including our customers’ satisfaction with our products, new market entrants, our product support, our prices and pricing plans, the prices of competing software products, reductions in our customers’ spending levels, new product releases and changes to packaging of our product offerings, mergers and acquisitions affecting our customer base, our increased focus on our Cloud offerings, our decision to end the sale of new perpetual licenses for our products, or the effects of global economic conditions, including the impacts on us or our customers, partners and suppliers from the COVID-19 pandemic. We may be unable to timely address any retention issues with specific customers, which could harm our results of operations. If our customers do not purchase additional licenses or subscriptions or renew their subscriptions or maintenance plans, renew on less favorable terms, or fail to add more users, our revenue may decline or grow less quickly, which could harm our future results of operations and prospects.

If we are not able to develop new products and enhancements to our existing products that achieve market acceptance and that keep pace with technological developments, our business and results of operations could be harmed.
Our ability to attract new customers, and retain and increase revenue from existing customers depends in large part on our ability to enhance and improve our existing products and to introduce compelling new products that reflect the changing nature of our markets. The success of any enhancement to our products depends on several factors, including timely completion and delivery, competitive pricing, adequate quality testing, integration with existing technologies and our platform, and overall market acceptance. Any new product that we develop may not be introduced in a timely or cost-effective manner, may contain bugs, or may not achieve the market acceptance necessary to generate significant revenue. If we are unable to successfully develop new products, enhance our existing products to meet customer requirements, or otherwise gain market acceptance, our business, results of operations, and financial condition could be harmed.
If we cannot continue to expand the use of our products beyond our initial focus on software developers, our ability to grow our business could be harmed.
Our ability to grow our business depends in part on our ability to persuade current and future customers to expand their use of our products to additional use cases beyond software developers, including IT and business teams. If we fail to predict customer demands or achieve further market acceptance of our products within these additional areas and teams, or if a competitor establishes a more widely adopted product for these applications, our ability to grow our business could be harmed.
We invest significantly in research and development, and to the extent our research and development investments do not translate into new products or material enhancements to our current products, or if we do not use those investments efficiently, our business and results of operations would be harmed.
A key element of our strategy is to invest significantly in our research and development efforts to develop new products and enhance our existing products to address additional applications and markets. In fiscal years 2021 and 2020, our research and development expenses were 46% and 47% of our revenue, respectively. If we do not spend our research and development budget efficiently or effectively on compelling innovation and technologies, our business could be harmed and we may not realize the expected benefits of our strategy. Moreover, research and development projects can be technically challenging and expensive. The nature of these research and development cycles may cause us to experience delays between the time we incur expenses associated with research and development and the time we are able to offer compelling products and generate revenue, if any, from such investment. Additionally, anticipated customer demand for a product we are developing could decrease after the development cycle has commenced, and we would nonetheless be unable to avoid substantial costs associated with the development of any such product. If we expend a significant amount of resources on research and development and our efforts do not lead to the successful introduction or improvement of products that are competitive in our current or future markets, it could harm our business and results of operations.
Our quarterly results may fluctuate significantly and may not fully reflect the underlying performance of our business.
Our quarterly financial results may fluctuate as a result of a variety of factors, many of which are outside of our control. If our quarterly financial results fall below the expectations of investors or any securities analysts who follow us, the price of our Class A ordinary shares could decline substantially. Factors that may cause our revenue, results of operations and cash flows to fluctuate from quarter to quarter include, but are not limited to:
•our ability to attract new customers, retain and increase sales to existing customers, and satisfy our customers’ requirements;
•the timing of customer renewals;
•changes in our or our competitors’ pricing policies and offerings;
•new products, features, enhancements, or functionalities introduced by our competitors;
•the amount and timing of operating costs and capital expenditures related to the operations and expansion of our business;
•significant security breaches, technical difficulties, or interruptions to our products;
•our increased focus on our Cloud offerings, including customer migrations to our Cloud products;
•the number of new employees added;
•changes in foreign currency exchange rates or adding additional currencies in which our sales are denominated;

•the amount and timing of acquisitions or other strategic transactions;
•extraordinary expenses such as litigation or other dispute-related settlement payments;
•general economic conditions that may adversely affect either our customers’ ability or willingness to purchase additional licenses, subscriptions, and maintenance plans, delay a prospective customer’s purchasing decisions, reduce the value of new license, subscription, or maintenance plans, or affect customer retention;
•the impact of political and social unrest, natural disasters, climate change, diseases and pandemics, such as the COVID-19 pandemic, and any associated economic downturn, on our results of operations and financial performance;
•seasonality in our operations;
•the impact of new accounting pronouncements and associated system implementations; and
•the timing of the grant or vesting of equity awards to employees, contractors, or directors.
Many of these factors are outside of our control, and the occurrence of one or more of them might cause our revenue, results of operations, and cash flows to vary widely. As such, we believe that quarter-to-quarter comparisons of our revenue, results of operations, and cash flows may not be meaningful and should not be relied upon as an indication of future performance.
If we fail to effectively manage our growth, our business and results of operations could be harmed.
We have experienced and expect to continue to experience rapid growth, which has placed, and may continue to place, significant demands on our management, operational, and financial resources. In addition, we operate globally, sell our products to customers in approximately 200 countries, and have employees in Australia, the U.S., the UK, the Netherlands, the Philippines, Poland, India, Turkey, Canada, Japan, Germany and France. We plan to continue to expand our operations into other countries in the future, which will place additional demands on our resources and operations. We have also experienced significant growth in the number of customers, users, transactions and data that our products and our associated infrastructure support. If we fail to successfully manage our anticipated growth and change, the quality of our products may suffer, which could negatively affect our brand and reputation and harm our ability to retain and attract customers. Finally, our organizational structure is becoming more complex and if we fail to scale and adapt our operational, financial, and management controls and systems, as well as our reporting systems and procedures, to manage this complexity, our business, results of operations, and financial condition could be harmed. We will require significant capital expenditures and the allocation of management resources to grow and change in these areas.
We may require additional capital to support our operations or the growth of our business and we cannot be certain that we will be able to secure this capital on favorable terms, or at all.
We may require additional capital to respond to business opportunities, challenges, acquisitions, a decline in the level of license, subscription or maintenance revenue for our products, the impacts of the COVID-19 pandemic, or other unforeseen circumstances. We may not be able to timely secure debt or equity financing on favorable terms, or at all. Our current Credit Facility contains certain restrictive covenants and any future debt financing obtained by us could involve restrictive covenants relating to financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. If we raise additional funds through further issuances of equity, convertible debt securities or other securities convertible into equity, our existing shareholders could suffer significant dilution in their percentage ownership of Atlassian, and any new equity securities we issue could have rights, preferences and privileges senior to those of holders of our Class A ordinary shares. If we are unable to obtain adequate financing or financing on terms satisfactory to us, when we require it, our ability to continue to grow or support our business and to respond to business challenges could be significantly limited.
If our current marketing model is not effective in attracting new customers, we may need to incur additional expenses to attract new customers and our business and results of operations could be harmed.
Unlike traditional enterprise software vendors, who rely on direct sales methodologies and face long sales cycles, complex customer requirements and substantial upfront sales costs, we primarily utilize a viral marketing model to target new customers. Through this word-of-mouth marketing, we have been able to build our brand with relatively low marketing and sales costs. We also build our customer base through various online marketing activities as well as targeted web-based content and online communications. This strategy has allowed us to build a substantial customer base and community of users who use our products and act as advocates for our brand and solutions, often within their own corporate organizations. Attracting new customers and retaining existing customers requires that we continue to provide high-quality products at an affordable price and convince customers of our value proposition. If we do not attract new customers through word-of-mouth referrals, our revenue may grow more slowly than expected, or decline. In addition, high levels of customer satisfaction and market adoption are central to our marketing model. Any decrease in our customers’ satisfaction with our products, including as a result of actions outside of our control, could harm word-of-mouth referrals and our brand. If our customer base does not continue to grow through word-of-mouth marketing and viral adoption, we may be required to incur significantly higher marketing and sales expenses in order to acquire new subscribers, which could harm our business and results of operations.
One of our marketing strategies is to offer free trials, limited free versions or affordable starter licenses for certain products, and we may not be able to realize the benefits of this strategy.
We offer free trials, limited free versions or affordable starter licenses for certain products in order to promote additional usage, brand and product awareness, and adoption. Historically, a majority of users never convert to a paid version of our products from these free trials or limited free versions or upgrade beyond the starter license. Our marketing strategy also depends in part on persuading users who use the free trials, free versions or starter licenses of our products to convince others within their organization to purchase and deploy our products. To the extent that these users do not become, or lead others to become, customers, we will not realize the intended benefits of this marketing strategy, and our ability to grow our business could be harmed.
Our business model relies on a high volume of transactions and affordable pricing. As lower cost or free products are introduced by our competitors, our ability to generate new customers could be harmed.
Our business model is based in part on selling our products at prices lower than competing products from other commercial vendors. For example, we offer entry-level or free pricing for certain products for small teams at a price that typically does not require capital budget approval and is orders-of-magnitude less than the price of traditional enterprise software. As a result, our software is frequently purchased by first-time customers to solve specific problems and not as part of a strategic technology purchasing decision. We have historically increased, and will continue to increase, prices from time to time. As competitors enter the market with low cost or free alternatives to our products, it may become increasingly difficult for us to compete effectively and our ability to garner new customers could be harmed. Additionally, some customers may consider our products to be discretionary purchases, which may contribute to reduced demand for our offerings in times of economic uncertainty, including the current environment caused by the COVID-19 pandemic. If we are unable to sell our software in high volume, across new and existing customers, our business, results of operations and financial condition could be harmed.
We derive a majority of our revenue from Jira Software and Confluence.
We derive a majority of our revenue from Jira Software and Confluence. As such, the market acceptance of these products is critical to our success. Demand for these products and our other products is affected by a number of factors, many of which are beyond our control, such as continued market acceptance of our products by customers for existing and new use cases, the timing of development and release of new products, features, functionality and lower cost alternatives introduced by our competitors, technological changes and developments within the markets we serve, and growth or contraction in our addressable markets. If we are unable to continue to meet customer demands or to achieve more widespread market acceptance of our products, our business, results of operations, and financial condition could be harmed.

We recognize certain revenue streams over the term of our subscription and maintenance contracts. Consequently, downturns in new sales may not be immediately reflected in our results of operations and may be difficult to discern.
We generally recognize subscription and maintenance revenue from customers ratably over the terms of their contracts. As a result, a significant portion of the revenue we report in each quarter is derived from the recognition of deferred revenue relating to subscription and maintenance plans entered into during previous quarters. Consequently, a decline in new or renewed licenses, subscriptions, and maintenance plans in any single quarter may only have a small impact on our revenue results for that quarter. However, such a decline will negatively affect our revenue in future quarters. Accordingly, the effect of significant downturns in sales and market acceptance of our products, and potential changes in our pricing policies or rate of expansion or retention, may not be fully reflected in our results of operations until future periods. For example, the impact of the COVID-19 pandemic may cause customers to request concessions, including better pricing, or to slow their rate of expansion or reduce their number of licenses, which may not be reflected immediately in our results of operations. We may also be unable to reduce our cost structure in line with a significant deterioration in sales. In addition, a significant majority of our costs are expensed as incurred, while a significant portion of our revenue is recognized over the life of the agreement with our customer. As a result, increased growth in the number of our customers could continue to result in our recognition of more costs than revenue in the earlier periods of the terms of certain of our customer agreements. Our subscription and maintenance revenue also makes it more difficult for us to rapidly increase our revenue through additional sales in any period, as revenue from certain new customers must be recognized over the applicable term.
Our Credit Facility and overall debt level may limit our flexibility in obtaining additional financing and in pursuing other business opportunities or operating activities.
Our Credit Facility requires compliance with various financial and non-financial covenants, including affirmative covenants relating to the provision of periodic financial statements, compliance certificates and other notices, maintenance of properties and insurance, payment of taxes and compliance with laws and negative covenants, including, among others, restrictions on the incurrence of certain indebtedness, granting of liens and mergers, dissolutions, consolidations and dispositions. The Credit Facility also provides for a number of events of default, including, among others, payment, bankruptcy, covenant, representation and warranty, default under material indebtedness (other than the Credit Facility), change of control and judgment defaults.
Under the terms of the Credit Facility, we may be restricted from engaging in business or operating activities that may otherwise improve our business or from financing future operations or capital needs. Failure to comply with the covenants, including the financial covenant, if not cured or waived, will result in an event of default that could trigger acceleration of our indebtedness, which would require us to repay all amounts owing under our Credit Facility and could have a material adverse impact on our business.
Overdue amounts under the Credit Facility accrue interest at a default rate. We cannot be certain that our future operating results will be sufficient to ensure compliance with the financial covenant in our Credit Facility or to remedy any defaults. In addition, in the event of default and related acceleration, we may not have or be able to obtain sufficient funds to make the accelerated payments required under the Credit Facility.
We continue to have the ability to incur additional debt, subject to the limitations in our Credit Facility. Our level of debt could have important consequences to us, including the following:
•our ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes may be impaired or such financing may not be available on favorable terms;
•we may need a substantial portion of our cash flow to make principal and interest payments on our debt, reducing the funds that would otherwise be available for investment in operations and future business opportunities;
•our debt level will make us more vulnerable than our competitors with less debt to competitive pressures or a downturn in our business or the economy generally; and
•our debt level may limit our flexibility in responding to changing business and economic conditions.
Our ability to service our debt will depend upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. If our operating results are not sufficient to service our current or future indebtedness, we will be forced to take actions such as reducing or delaying our business activities, acquisitions, investments or capital expenditures, selling assets, restructuring or refinancing our debt, or seeking additional equity capital or bankruptcy protection. We may not be able to effect any of these remedies on satisfactory terms to us or at all.
In addition, our Credit Facility has a floating interest rate that is based on variable and unpredictable U.S. and international economic risks and uncertainties and an increase in interest rates may negatively impact our financial results. We enter into interest rate hedging transactions that reduce, but do not eliminate, the impact of unfavorable changes in interest rates. We attempt to minimize credit exposure by limiting counterparties to internationally recognized financial institutions, but even these counterparties are subject to default and contract risk and this risk is beyond our control. There is no guarantee that our hedging efforts will be effective or, if effective in one period will continue to remain effective in future periods.
Our Credit Facility utilizes LIBOR to calculate the amount of accrued interest on any borrowings. Regulators in certain jurisdictions including the UK and the U.S. announced plans to phase out the use of LIBOR. The transition from LIBOR to a new replacement benchmark is uncertain at this time and the consequences of such developments cannot be entirely predicted, but could result in an increase in the cost of our borrowings under our existing Credit Facility and any future borrowings.
If the Atlassian Marketplace does not continue to be successful, our business and results of operations could be harmed.
We operate the Atlassian Marketplace, an online marketplace, for selling third-party, as well as Atlassian-built, apps. We rely on the Atlassian Marketplace to supplement our promotional efforts and build awareness of our products, and believe that third-party apps from the Atlassian Marketplace facilitate greater usage and customization of our products. If we do not continue to add new vendors and developers, are unable to sufficiently grow the number of Cloud apps our customers demand, or our existing vendors and developers stop developing or supporting the apps that they sell on Atlassian Marketplace, our business could be harmed.
Our sales model does not rely primarily on a direct enterprise sales force, which could impede the growth of our business.

Our sales model does not rely primarily on traditional, quota-carrying sales personnel. Although we believe our business model can continue to scale without a large, direct enterprise sales force, our viral marketing model may not continue to be as successful as we anticipate, and the absence of a large, direct, enterprise sales function may impede our future growth. As we continue to scale our business, a more traditional sales infrastructure could assist in reaching larger enterprise customers and growing our revenue. Identifying, recruiting, training, and retaining such a qualified sales force would require significant time, expense and attention and would significantly impact our business model. In addition, expanding our sales infrastructure would considerably change our cost structure and results of operations, and we may have to reduce other expenses, such as our research and development expenses, in order to accommodate a corresponding increase in marketing and sales expenses and maintain positive free cash flow. If our lack of a large, direct enterprise sales force limits us from reaching larger enterprise customers and growing our revenue, and we are unable to hire, develop, and retain talented sales personnel in the future, our revenue growth and results of operations could be harmed.

Any failure to offer high-quality product support could harm our relationships with our customers and our business, results of operations, and financial condition.

In deploying and using our products, our customers depend on our product support teams to resolve complex technical and operational issues. We may be unable to respond quickly enough to accommodate short-term increases in customer demand for product support. We also may be unable to modify the nature, scope and delivery of our product support to compete with changes in product support services provided by our competitors. Increased customer demand for product support, without corresponding revenue, could increase costs and harm our results of operations. In addition, as we continue to grow our operations and reach a global and vast customer base, we need to be able to provide efficient product support that meets our customers’ needs globally at scale. The number of our customers has grown significantly and that has put additional pressure on our product support organization. In order to meet these needs, we have relied in the past and will continue to rely on third-party vendors and self-service product support to resolve common or frequently asked questions, which supplement our customer support teams. If we are unable to provide efficient product support globally at scale, including through the use of third-party vendors and self-service support, our ability to grow our operations could be harmed and we may need to hire additional support personnel, which could harm our results of operations. Our sales are highly dependent on our business reputation and on positive recommendations from our existing customers. Any failure to maintain high-quality product support, or a market perception that we do not maintain high-quality product support, could harm our reputation, our ability to sell our products to existing and prospective customers, and our business, results of operations and financial condition.
If we are unable to develop and maintain successful relationships with our solution partners, our business, results of operations, and financial condition could be harmed.
We have established relationships with certain solution partners to distribute our products. We believe that continued growth in our business is dependent upon identifying, developing and maintaining strategic relationships with our existing and potential solution partners that can drive substantial revenue and provide additional value-added services to our customers. Currently we derive approximately 40% of our revenue from channel partners’ sales efforts.

Successfully managing our indirect channel distribution efforts is a complex process across the broad range of geographies where we do business or plan to do business. Our solution partners are independent businesses we do not control. Notwithstanding this independence, we still face legal risk and reputational harm from the activities of our solution partners including, but not limited to, export control violations, workplace conditions, corruption and anti-competitive behavior.
Our agreements with our existing solution partners are non-exclusive, meaning they may offer customers the products of several different companies, including products that compete with ours. They may also cease marketing our products with limited or no notice and with little or no penalty. We expect that any additional solution partners we identify and develop will be similarly non-exclusive and unbound by any requirement to continue to market our products. If we fail to identify additional solution partners in a timely and cost-effective manner, or at all, or are unable to assist our current and future solution partners in independently distributing and deploying our products, our business, results of operations, and financial condition could be harmed. If our solution partners do not effectively market and sell our products, or fail to meet the needs of our customers, our reputation and ability to grow our business could also be harmed.
Many of our solution partners rely on in-person interactions to manage and build relationships with our customers. Currently, as a result of the work and travel restrictions due to COVID-19, our solution partners’ activities are being conducted remotely. We do not yet know the extent of the negative impact this will have on our solution partners’ ability to sell our products.
Acquisitions of, or investments in, other businesses, products, or technologies could disrupt our business, and we may be unable to integrate acquired businesses and technologies successfully or achieve the expected benefits of such acquisitions.
We have completed a number of acquisitions and strategic investments and continue to evaluate and consider additional strategic transactions, including acquisitions of, or investments in, businesses, technologies, services, products, and other assets in the future. We also may enter into strategic relationships with other businesses to expand our products, which could involve preferred or exclusive licenses, additional channels of distribution, discount pricing or investments in other companies.

Any acquisition, investment or business relationship may result in unforeseen operating difficulties and expenditures. In particular, we may encounter difficulties assimilating or integrating the businesses, technologies, products, personnel, or operations of the acquired companies, particularly if the key personnel of the acquired companies choose not to work for us, their software and services are not easily adapted to work with our products, or we have difficulty retaining the customers of any acquired business due to changes in ownership, management or otherwise. Acquisitions may also disrupt our business, divert our resources, and require significant management attention that would otherwise be available for development of our existing business. We may not successfully evaluate or utilize the acquired technology or personnel, or accurately forecast the financial impact of an acquisition transaction, including accounting charges. Moreover, the anticipated benefits of any acquisition, investment, or business relationship may not be realized or we may be exposed to unknown risks or liabilities.
In the future, we may not be able to find suitable acquisition or strategic investment candidates, and we may not be able to complete acquisitions or strategic investments on favorable terms, if at all. Our previous and future acquisitions or strategic investments may not achieve our goals, and any future acquisitions or strategic investments we complete could be viewed negatively by users, customers, developers or investors.
Negotiating these transactions can be time consuming, difficult and expensive, especially in light of the COVID-19 pandemic, and our ability to complete these transactions may often be subject to approvals that are beyond our control. Consequently, these transactions, even if announced, may not be completed. For one or more of those transactions, we may:
•issue additional equity securities that would dilute our existing shareholders;
•use cash that we may need in the future to operate our business;
•incur large charges, expenses, or substantial liabilities;
•incur debt on terms unfavorable to us or that we are unable to repay;
•encounter difficulties retaining key employees of the acquired company or integrating diverse software codes or business cultures; and
•become subject to adverse tax consequences, substantial depreciation, impairment, or deferred compensation charges.
If we are not able to maintain and enhance our brand, our business, results of operations, and financial condition could be harmed.
We believe that maintaining and enhancing our reputation as a differentiated and category-defining company is critical to our relationships with our existing customers and to our ability to attract new customers. The successful promotion of our brand attributes will depend on a number of factors, including our, and our solution partners’ marketing efforts, our ability to continue to develop high-quality products, and our ability to successfully differentiate our products from competitive products. In addition, independent industry analysts often provide analyses of our products, as well as the products offered by our competitors, and perception of the relative value of our products in the marketplace may be significantly influenced by these analyses. If these analyses are negative, or less positive as compared to those of our competitors’ products, our brand may be harmed.
The promotion of our brand requires us to make substantial expenditures, and we anticipate that the expenditures will increase as our market becomes more competitive, as we expand into new markets, and as more sales are generated through our solution partners. To the extent that these activities yield increased revenue, this revenue may not offset the increased expenses we incur. If we do not successfully maintain and enhance our brand, our business may not grow, we may have reduced pricing power relative to competitors, and we could lose customers or fail to attract new customers, any of which could harm our business, results of operations, and financial condition.
If we fail to integrate our products with a variety of operating systems, software applications, platforms and hardware that are developed by others, our products may become less marketable, less competitive, or obsolete and our results of operations could be harmed.
Our products must integrate with a variety of network, hardware, and software platforms, and we need to continuously modify and enhance our products to adapt to changes in hardware, software, networking, browser and database technologies. In particular, we have developed our products to be able to easily integrate with third-party applications, including the applications of software providers that compete with us, through the interaction of application programming interfaces (“APIs”). In general, we rely on the fact that the providers of such software systems continue to allow us access to their APIs to enable these customer integrations. To date, we have not relied on long-term written contracts to govern our relationship with these providers. Instead, we are subject to the standard terms and conditions for application developers of such providers, which govern the distribution, operation and fees of such software systems, and which are subject to change by such providers from time to time. Our business could be harmed if any provider of such software systems:
•discontinues or limits our access to its APIs;
•modifies its terms of service or other policies, including fees charged to, or other restrictions on us or other application developers;
•changes how customer information is accessed by us or our customers;
•establishes more favorable relationships with one or more of our competitors; or
•develops or otherwise favors its own competitive offerings over ours.
We believe a significant component of our value proposition to customers is the ability to optimize and configure our products with these third-party applications through our respective APIs. If we are not permitted or able to integrate with these and other third-party applications in the future, demand for our products could decline and our business and results of operations could be harmed.
In addition, an increasing number of organizations and individuals within organizations are utilizing mobile devices to access the Internet and corporate resources and to conduct business. We have designed and continue to design mobile applications to provide access to our products through these devices. If we cannot provide effective functionality through these mobile applications as required by organizations and individuals that widely use mobile devices, we may experience difficulty attracting and retaining customers. Failure of our products to operate effectively with future infrastructure platforms and technologies could also reduce the demand for our products, resulting in customer dissatisfaction and harm to our business. If we are unable to respond to changes in a cost-effective manner, our products may become less marketable, less competitive or obsolete and our results of operations could be harmed.
Our corporate values have contributed to our success, and if we cannot maintain these values as we grow, we could lose the innovative approach, creativity, and teamwork fostered by our values, and our business could be harmed.
We believe that a critical contributor to our success has been our corporate values, which we believe foster innovation, teamwork, and an emphasis on customer-focused results. In addition, we believe that our values create an environment that drives and perpetuates our product strategy and low-cost distribution approach. As we grow and continue to develop the infrastructure of a public company, we may find it difficult to maintain our corporate values. Any failure to preserve our values could harm our future success, including our ability to retain and recruit personnel, innovate and operate effectively, and execute on our business strategy.
Risks Related to Information Technology, Intellectual Property, and Data Security and Privacy
If our security measures are breached or unauthorized access to customer data is otherwise obtained, our products may be perceived as insecure, we may lose existing customers or fail to attract new customers, and we may incur significant liabilities.
Use of our products involves the storage, transmission, and processing of our customers’ proprietary data, including potentially personal or identifying information. Unauthorized access to, or security breaches of, our products could result in unauthorized access to data and information, and the loss, compromise or corruption of such data and information. In the event of a security breach, we could suffer loss of business, severe reputational damage adversely affecting customer or investor confidence, regulatory investigations and orders, litigation, indemnity obligations, damages for contract breach, penalties for violation of applicable laws or regulations, significant costs for remediation, and other liabilities. We have incurred and expect to incur significant expenses to prevent security breaches, including costs related to deploying additional personnel and protection technologies, training employees, and engaging third-party solution providers and consultants. Our errors and omissions insurance coverage covering certain security and privacy damages and claim expenses may not be sufficient to compensate for all liabilities we may incur.

Although we expend significant resources to create security protections that shield our customer data against potential theft and security breaches, such measures cannot provide absolute security. We have in the past experienced breaches of our security measures. Certain breaches have resulted in unauthorized access to certain data processed through our products. Our products are at risk for future breaches, including, without limitation, breaches that may occur as a result of third-party action, or employee, vendor or contractor error or malfeasance, and other causes. Additionally, due to the COVID-19 pandemic, our employees are temporarily working remotely, which may pose additional data security risks.
As we further transition to selling our products via our Cloud offering, continue to collect more personal and sensitive information, and operate in more countries our risks continue to increase and evolve. For instance, we rely on third-party partners to develop apps on the Atlassian Marketplace that connect with and enhance our Cloud offerings for our customers. These apps may not meet the same quality standards that we apply to our own development efforts and may contain bugs, vulnerabilities, or defects that could pose data security risks. Our ability to mandate security standards and ensure compliance by these third parties may be limited. Additionally, our products may be subject to vulnerabilities in the third-party software on which we rely, such as those discovered in the Log4j software that have affected a wide range of companies and industries. We are likely to face increased risks that real or perceived vulnerabilities of our systems could seriously harm our business and our financial performance, by tarnishing our reputation and brand and limiting the adoption of our products.
Because the techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not identified until they are launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. We may also experience security breaches that may remain undetected for an extended period and, therefore, have a greater impact on the products we offer, the proprietary data processed through our services, and, ultimately, on our business.
Interruptions or performance problems associated with our technology and infrastructure could harm our business and results of operations.
Our continued growth depends in part on the ability of our existing and potential customers to access our solutions at any time and within an acceptable amount of time. In addition, we rely almost exclusively on our websites for the downloading of, and payment for, all our products. We have experienced, and may in the future experience, disruptions, data loss and corruption, outages and other performance problems with our infrastructure and websites due to a variety of factors, including infrastructure changes, introductions of new functionality, human or software errors, capacity constraints, denial of service attacks, or other security-related incidents. In some instances, we may not be able to identify the cause or causes of these performance problems within an acceptable period of time. It may become increasingly difficult to maintain and improve our performance, especially during peak usage times and as our products and websites become more complex and our user traffic increases. If our products and websites are unavailable or if our users are unable to access our products within a reasonable amount of time, or at all, our business could be harmed. Moreover, we provide service level commitments under certain of our paid customer Cloud contracts, pursuant to which we guarantee specified minimum availability. From time to time, we have granted, and in the future will continue to grant, credits to paid customers pursuant to the terms of these agreements. If we fail to meet these contractual commitments, we could be obligated to provide credits for future service, or face contract termination with refunds of prepaid amounts related to unused subscriptions, which could harm our business, results of operations, and financial condition.
Additionally, we depend on services from various third parties, including Amazon Web Services, to maintain our infrastructure and distribute our products via the Internet. Any disruptions in these services, including as a result of actions outside of our control, would significantly impact the continued performance of our products. In the future, these services may not be available to us on commercially reasonable terms, or at all. Any loss of the right to use any of these services could result in decreased functionality of our products until equivalent technology is either developed by us or, if available from another provider, is identified, obtained and integrated into our infrastructure. To the extent that we do not effectively address capacity constraints, upgrade our systems as needed, and continually develop our technology and network architecture to accommodate actual and anticipated changes in technology, our business, results of operations and financial condition could be harmed.

Real or perceived errors, failures, vulnerabilities or bugs in our products or in the products on Atlassian Marketplace could harm our business and results of operations.
Errors, failures, vulnerabilities, or bugs may occur in our products, especially when updates are deployed or new products are rolled out. Our solutions are often used in connection with large-scale computing environments with different operating systems, system management software, equipment, and networking configurations, which may cause errors, failures of products, or other negative consequences in the computing environment into which they are deployed. In addition, deployment of our products into complicated, large-scale computing environments may expose errors, failures, vulnerabilities, or bugs in our products. Any such errors, failures, vulnerabilities, or bugs may not be found until after they are deployed to our customers. Real or perceived errors, failures, vulnerabilities, or bugs in our products could result in negative publicity, loss of or unauthorized access to customer data, loss of or delay in market acceptance of our products, loss of competitive position, or claims by customers for losses sustained by them, all of which could harm our business and results of operations.
In addition, third-party apps on Atlassian Marketplace may not meet the same quality standards that we apply to our own development efforts and, to the extent these apps contain bugs, vulnerabilities, or defects, such apps may create disruptions in our customers’ use of our products, lead to data loss or unauthorized access to customer data, damage our brand and reputation, and affect the continued use of our products, any of which could harm our business, results of operations and financial condition.
Changes in laws or regulations relating to data privacy or data protection, or any actual or perceived failure by us to comply with such laws and regulations or our privacy policies, could materially and adversely affect our business.
Privacy and data security have become significant issues in the U.S., Europe and in many other jurisdictions where we offer our products. The regulatory framework for the collection, use, safeguarding, sharing, and transfer of information worldwide is rapidly evolving and is likely to remain uncertain for the foreseeable future.
Globally, virtually every jurisdiction in which we operate has established its own data security and privacy frameworks with which we, or our customers, must comply. Data protection regulation is an area of increased focus and changing requirements. For example, the European Union (“EU”) adopted the General Data Protection Regulation 2016/679 (“GDPR”), which took effect on May 25, 2018, and are now in the process of finalizing the ePrivacy Regulation to replace the European ePrivacy Directive (Directive 2002/58/EC as amended by Directive 2009/136/EC). GDPR, which is supplemented by national laws in individual EU member states and the guidance of national supervisory authorities and the European Data Protection Board (“EDPB”) (and supplemented by national laws in individual EU member states), applies to any company established in the European Economic Area (“EEA”) as well as to those outside the EEA if they collect and use personal data in connection with the offering of goods or services to individuals in the EEA or the monitoring of their behavior. GDPR enhances data protection obligations for processors and controllers of personal data, including, for example, expanded disclosures about how personal information is to be used, limitations on retention of information, mandatory data breach notification requirements, and extensive new obligations on services providers. Interpretation and enforcement of GDPR remains uncertain and non-compliance can trigger steep fines of up to €20 million or four percent of total worldwide annual turnover, whichever is higher. In addition, as of January 2021, as the result of the UK’s exit from the EU, the UK has brought in its own domestic regime with UK GDPR and amendments to the Data Protection Act, which mirrors the obligations in the GDPR and imposes substantially similar penalties.
Additionally, in the U.S., various laws and regulations apply to the collection, processing, disclosure and security of certain types of data, including the Federal Trade Commission Act, and state equivalents, the Electronic Communications Privacy Act, the Computer Fraud and Abuse Act and various state laws relating to privacy and data security, including the California Consumer Privacy Act (“CCPA”). As such, the U.S. Federal Trade Commission (“FTC”), many state attorneys general, and many courts interpret the various existing federal and state data privacy and consumer protection laws, and therefore enforce various standards for the collection, disclosure, process, use, storage and security of data, including personal information. For example, the CCPA, which took effect on January 1, 2020, created new individual privacy rights for California residents, and places increased data privacy and security obligations on entities handling personal information of California consumers and households. California voters also passed the California Privacy Rights Act (“CPRA”) into law on November 3, 2020, which will not take substantial effect until January 1, 2023. The CPRA will significantly modify the CCPA, including adding new privacy rights and increasing regulation on certain practices, such as online advertising. In addition, other new U.S. domestic data privacy laws, such as the Virginia Consumer Data Protection Act (“VCDPA”), which also goes into effect in January 2023, and the Colorado Privacy Act (“CPA”), which goes into effect in July 2023, similarly impose new privacy rights and obligations. More generally, some observers have noted the CCPA, CPRA, VCDPA, and CPA could mark the beginning of a trend toward more stringent U.S. federal privacy legislation, which could increase our potential liability and adversely affect our business.
Moreover, record-breaking enforcement actions globally have shown that regulators do wield their right to impose substantial fines for violations of privacy regulations, and these enforcement actions could result in guidance from regulators that would require changes to our current compliance strategy. Given the breadth and depth of changes in data protection obligations, complying with global data protection requirements requires time, resources, and a review of our technology and systems currently in use against regulatory requirements.
In addition to government regulation, privacy advocates and industry groups may propose new and different self-regulatory standards that either legally or contractually apply to us. Further, our customers may require us to comply with more stringent privacy and data security contractual requirements or obtain certifications that we do not currently have, and any failure to obtain these certifications could reduce the demand for our products and our business could be harmed. If we were required to obtain additional industry certifications, we may incur significant additional expenses and have to divert resources, which could slow the release of new products, all of which could harm our ability to effectively compete.
Further, any failure or perceived failure by us to comply with our posted privacy policies, our privacy-related obligations to users or other third parties, or any other legal obligations or regulatory requirements relating to privacy, data protection or information security may result in governmental investigations or enforcement actions, litigation, claims or public statements against us by consumer advocacy groups or others and could result in significant liability, cause our users to lose trust in us, and otherwise materially and adversely affect our reputation and business. Furthermore, the costs of compliance with, and other burdens imposed by, the laws, regulations and policies that are applicable to the businesses of our users may limit the adoption and use of, and reduce the overall demand for, our platform. Additionally, if third parties we work with violate applicable laws, regulations or agreements, such violations may put our users’ data at risk, could result in governmental investigations or enforcement actions, fines, litigation, claims, or public statements against us by consumer advocacy groups or others and could result in significant liability, cause our users to lose trust in us and otherwise materially and adversely affect our reputation and business. Further, public scrutiny of, or complaints about, technology companies or their data handling or data protection practices, even if unrelated to our business, industry or operations, may lead to increased scrutiny of technology companies, including us, and may cause government agencies to enact additional regulatory requirements, or to modify their enforcement or investigation activities, which may increase our costs and risks.
The interpretation and application of many privacy and data protection laws are, and will likely remain, uncertain, and it is possible that these laws may be interpreted and applied in a manner that is inconsistent with our existing data management practices or product features. If so, in addition to the possibility of fines, lawsuits and other claims and penalties, we could be required to fundamentally change our business activities and practices or modify our products, which could harm our business. Any inability to adequately address privacy and data security concerns or comply with applicable privacy or data security laws, regulations and policies could result in additional cost and liability to us, damage our reputation, inhibit sales, and harm our business.
Because our products rely on the movement of data across national boundaries, global privacy and data security concerns could result in additional costs and liabilities to us or inhibit sales of our products globally.
Certain data privacy legislation restricts the cross-border transfer of personal data and some countries introduced data localization into their laws. Specifically, the GDPR and other European and UK data protection laws generally prohibit the transfer of personal data from Europe, including the EEA and the UK to the U.S. and most other countries unless the transfer is to an entity established in a country deemed to be provide adequate protection or the parties to the transfer have implemented specific safeguards to protect the transferred personal data. Where we transfer personal data outside (i) the EEA and (ii) the UK to third countries outside the EEA and UK that are not deemed to be “adequate,” such as the U.S., we rely on standard contractual clauses (“SCCs”) (a standard form of contract approved by the European Commission (“EC”) as an adequate personal data transfer mechanism, and potential alternative to the Privacy Shield (defined below)).
However, recent legal developments in Europe have created additional complexity and uncertainty regarding transfers of personal data from the EEA to the U.S. On July 16, 2020, the Court of Justice of the European Union (“CJEU”) invalidated the EU-U.S. Privacy Shield Framework (“Privacy Shield”) under which personal data could be transferred from the EEA to U.S. entities who had self-certified under the Privacy Shield scheme in Data Protection

Commissioner v. Facebook Ireland Limited and Maximillian Schrems (“Schrems II”). As a result of Schrems II, we can no longer rely on the EU-U.S. Privacy Shield for these transfers, and our exclusive transfer mechanism is the SCCs. In Schrems II, while the court upheld the adequacy of the SCCs it made clear that reliance on them alone may not necessarily be sufficient in all circumstances. Use of the SCCs must now be assessed on a case-by-case basis taking into account the legal regime applicable in the destination country, in particular applicable surveillance laws and rights of individuals and additional measures and/or contractual provisions may need to be put in place, however, the nature of these additional measures is currently uncertain. The CJEU went on to state that if a competent supervisory authority believes that the SCCs cannot be complied with in the destination country and the required level of protection cannot be secured by other means, such supervisory authority is under an obligation to suspend or prohibit that transfer. Further, while the EC adopted two adequacy decisions confirming the UK as an adequate jurisdiction, the decisions included significant safeguards that the UK must continue to follow to continue to benefit from these adequacy decisions. These recent and potential future developments may require us to further review and amend the legal mechanisms by which we make and/or receive personal data transfers.
Standard contract clauses and other international data transfer mechanisms will continue to evolve and face additional scrutiny across the EU and the UK. In order to diversify our data transfer strategy, we continue to update our data protection compliance strategy accordingly and will continue to explore other options for managing data from Europe, including without limitation, conducting (or assisting data exporters in conducting) assessments and due diligence of the related data flows and destination countries across our supply chain and customer base, re-evaluating and amending our contractual and organizational arrangements (including our SCCs), where required, incorporating additional technical security measures, and considering suppliers that house data in the EU, which may involve substantial expense and distraction from other aspects of our business.
To the extent we are unsuccessful in establishing an adequate mechanism for international data transfers or do not comply with the regulatory requirements in respect of international transfers of data, there is a risk that any of our data transfers could be halted or limited. In addition, we could be at risk of enforcement action taken by an EU or UK data protection authority including regulatory action, significant fines and penalties (or potential contractual liabilities) until such point in time that we ensure an adequate mechanism for EU and UK data transfers is in place. This could damage our reputation, inhibit sales and harm our business.
We may be sued by third parties for alleged infringement or misappropriation of their intellectual property rights.
There is considerable patent and other intellectual property development activity in our industry. Our future success depends in part on not infringing upon or misappropriating the intellectual property rights of others. We have received, and may receive in the future, communications and lawsuits from third parties, including practicing entities and non-practicing entities, claiming that we are infringing upon or misappropriating their intellectual property rights, and we may be found to be infringing upon or misappropriating such rights. We may be unaware of the intellectual property rights of others that may cover some or all of our technology, or technology that we obtain from third parties. Any claims or litigation could cause us to incur significant expenses and, if successfully asserted against us, could require that we pay substantial damages or ongoing royalty or license payments, prevent us from offering our products or using certain technologies, require us to implement expensive work-arounds, refund fees to customers or require that we comply with other unfavorable terms. In the case of infringement or misappropriation caused by technology that we obtain from third parties, any indemnification or other contractual protections we obtain from such third parties, if any, may be insufficient to cover the liabilities we incur as a result of such infringement or misappropriation. We may also be obligated to indemnify our customers or business partners in connection with any such claims or litigation and to obtain licenses, modify our products or refund fees, which could further exhaust our resources. Even if we were to prevail in the event of claims or litigation against us, any claim or litigation regarding our intellectual property could be costly and time-consuming and divert the attention of our management and other employees from our business operations and disrupt our business.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.
Our agreements with customers and other third parties may include indemnification or other provisions under which we agree to indemnify or otherwise be liable to them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products or other acts or omissions. The term of these contractual provisions often survives termination or expiration of the applicable agreement. Large indemnity payments or damage claims from contractual breach could harm our business, results of operations and financial condition. Although we generally contractually limit our liability with respect to such obligations, we may still incur substantial liability related to them. Any dispute with a customer with respect to such obligations could have adverse effects on our relationship with that customer and other current and prospective customers, reduce demand for our products, damage our reputation and harm our business, results of operations and financial condition.
We use open source software in our products that may subject our products to general release or require us to re-engineer our products, which could harm our business.
We use open source software in our products and expect to continue to use open source software in the future. There are uncertainties regarding the proper interpretation of and compliance with open source software licenses. Consequently, there is a risk that the owners of the copyrights in such open source software may claim that the open source licenses governing their use impose certain conditions or restrictions on our ability to use the software that we did not anticipate. Such owners may seek to enforce the terms of the applicable open source license, including by demanding release of the source code for the open source software, derivative works of such software, or, in some cases, our proprietary source code that uses or was developed using such open source software. These claims could also result in litigation, require us to purchase a costly license or require us to devote additional research and development resources to change our products, any of which could result in additional cost, liability and reputational damage to us, and harm to our business and results of operations. In addition, if the license terms for the open source software we utilize change, we may be forced to re-engineer our products or incur additional costs to comply with the changed license terms or to replace the affected open source software. Although we have implemented policies and tools to regulate the use and incorporation of open source software into our products, we cannot be certain that we have not incorporated open source software in our products in a manner that is inconsistent with such policies.
Any failure to protect our intellectual property rights could impair our ability to protect our proprietary technology and our brand.
Our success and ability to compete depend in part upon our intellectual property. We primarily rely on a combination of patent, copyright, trade secret and trademark laws, trade secret protection and confidentiality or license agreements with our employees, customers, business partners and others to protect our intellectual property rights. However, the steps we take to protect our intellectual property rights may be inadequate. We make business decisions about when to seek patent protection for a particular technology and when to rely upon trade secret protection, and the approach we select may ultimately prove to be inadequate. Even in cases where we seek patent protection, there is no assurance that the resulting patents will effectively protect every significant feature of our products. In addition, we believe that the protection of our trademark rights is an important factor in product recognition, protecting our brand and maintaining goodwill and if we do not adequately protect our rights in our trademarks from infringement, any goodwill that we have developed in those trademarks could be lost or impaired, which could harm our brand and our business. In any event, in order to protect our intellectual property rights, we may be required to spend significant resources to monitor and protect these rights.
For example, in order to promote the transparency and adoption of our downloadable software, we provide our customers with the ability to request a copy of the source code of those products, which they may customize for their internal use under limited license terms, subject to confidentiality and use restrictions. If any of our customers misuses or distributes our source code in violation of our agreements with them, or anyone else obtains access to our source code, it could cost us significant time and resources to enforce our rights and remediate any resulting competitive harms.
Litigation brought to protect and enforce our intellectual property rights could be costly, time consuming and distracting to management. Furthermore, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property rights, which could result in the impairment or loss of portions of our intellectual property rights. Our failure to secure, protect and enforce our intellectual property rights could harm our brand and our business.

Risks Related to Legal, Regulatory, Accounting, and Tax Matters
Our global operations and structure subject us to potentially adverse tax consequences.

We generally conduct our global operations through subsidiaries and report our taxable income in various jurisdictions worldwide based upon our business operations in those jurisdictions. A change in our global operations or changes in tax laws or interpretations of such tax laws could result in higher effective tax rates, reduced cash flows and lower overall profitability. In particular, our intercompany relationships are subject to complex transfer pricing regulations administered by taxing authorities in various jurisdictions. The relevant revenue and taxing authorities may disagree with positions we have taken generally, or our determinations as to the value of assets sold or acquired, or income and expenses attributable to specific jurisdictions. In addition, in the ordinary course of our business we are subject to tax audits from various taxing authorities. If such a disagreement were to occur, and our position was not sustained, or if a tax audit resulted in an adverse finding, we could be required to pay additional taxes, interest and penalties, which could result in one-time tax charges, higher effective tax rates, reduced cash flows and lower overall profitability of our operations.

Certain government agencies in jurisdictions where we do business have had an extended focus on issues related to the taxation of multinational companies. In addition, the Organization for Economic Cooperation and Development (“OECD”) continues to introduce various guidelines changing the way tax is assessed, collected and governed. Of note are the efforts around base erosion and profit shifting which seek to establish certain international standards for taxing the worldwide income of multinational companies. These measures have been endorsed by the leaders of the world’s 20 largest economies.

The EU together with the UK have recently established a mandate that focuses on the transparency of cross-border arrangements concerning at least one EU member state through mandatory disclosure and exchange of cross-border arrangements rules. These regulations (known as MDR in the UK and DAC 6 in the EU) require taxpayers to disclose certain transactions to the tax authorities resulting in an additional layer of compliance and require careful consideration of the tax benefits obtained when entering into transactions that need to be disclosed.

Also, in March 2018, the EC proposed a series of measures aimed at ensuring a fair and efficient taxation of digital businesses operating within the EU. As collaborative efforts by the OECD and EC continue, some countries have unilaterally moved to introduce their own digital service tax or equalization levy to capture tax revenue on digital services more immediately. Notably France, Italy, Austria, Spain, the UK, Turkey and India have enacted this tax, generally 2% on specific in-scope sales above a revenue threshold.

As a result of the above measures and the increasing focus by government taxing authorities on multinational companies, the tax laws of certain countries in which we do business could change on a prospective or retroactive basis, and any such changes could increase our liabilities for taxes, interest and penalties, lead to higher effective tax rates, and therefore could harm our cash flows, results of operations and financial position.

U.S. federal income tax reform could adversely affect us.

Future changes to U.S. tax laws may adversely impact our effective tax rate, cash flows and overall profitability. For example, proposals to increase the U.S. corporate income tax rate and increase taxation of international activities may result in additional tax liabilities, which may adversely impact our effective tax rate, cash flows and overall profitability.

Taxing authorities may successfully assert that we should have collected or in the future should collect sales and use, value-added or similar taxes, and we could be subject to liability with respect to past or future sales, which could harm our results of operations.

We do not collect sales and use, value-added and similar taxes in all jurisdictions in which we have sales, based on our understanding that such taxes are not applicable. Sales and use, value-added and similar tax laws and rates vary greatly by jurisdiction. Certain jurisdictions in which we do not collect such taxes may assert that such taxes are applicable, which could result in tax assessments, penalties, and interest, and we may be required to collect such taxes in the future. Such tax assessments, penalties and interest, or future requirements could harm our results of operations.
We face exposure to foreign currency exchange rate fluctuations.

While we primarily sell our products in U.S. dollars, we incur expenses in currencies other than the U.S. dollar, which exposes us to foreign currency exchange rate fluctuations. A large percentage of our expenses are denominated in the Australian dollar, and fluctuations could have a material negative impact on our results of operations. Moreover, our subsidiaries, other than our U.S. subsidiaries, maintain net assets that are denominated in currencies other than the U.S. dollar. In addition, we transact in non-U.S. dollar currencies for our products, and, accordingly, changes in the value of non-U.S. dollar currencies relative to the U.S. dollar could affect our revenue and results of operations due to transactional and translational remeasurements that are reflected in our results of operations.
We have a foreign exchange hedging program to hedge a portion of certain exposures to fluctuations in non-U.S. dollar currency exchange rates. We use derivative instruments, such as foreign currency forward contracts, to hedge the exposures. The use of such hedging instruments may not fully offset the adverse financial effects of unfavorable movements in foreign currency exchange rates over the limited time the hedges are in place. Moreover, the use of hedging instruments may introduce additional risks if we are unable to structure effective hedges with such instruments or if we are unable to forecast hedged exposures accurately.
We are subject to government regulation, including import, export, economic sanctions, and anti-corruption laws and regulations, that may expose us to liability and increase our costs.
Various of our products are subject to U.S. export controls, including the U.S. Department of Commerce’s Export Administration Regulations and economic and trade sanctions regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Controls. These regulations may limit the export of our products and provision of our services outside of the U.S., or may require export authorizations, including by license, a license exception, or other appropriate government authorizations, including annual or semi-annual reporting and the filing of an encryption registration. Export control and economic sanctions laws may also include prohibitions on the sale or supply of certain of our products to embargoed or sanctioned countries, regions, governments, persons and entities. In addition, various countries regulate the importation of certain products through import permitting and licensing requirements, and have enacted laws that could limit our ability to distribute our products. The exportation, reexportation, and importation of our products, and the provision of services, including by our solution partners, must comply with these laws or else we may be adversely affected through reputational harm, government investigations, penalties, and a denial or curtailment of our ability to export our products or provide services. Complying with export control and sanctions laws can be time consuming and complex and may result in the delay or loss of sales opportunities. Although we take precautions to prevent our products from being provided in violation of such laws, we are aware of previous exports of certain of our products to a small number of persons and organizations that are the subject of U.S. sanctions or located in countries or regions subject to U.S. sanctions. If we are found to be in violation of U.S. sanctions or export control laws, it could result in substantial fines and penalties for us and for the individuals working for us. Changes in export or import laws or corresponding sanctions may delay the introduction and sale of our products in international markets, or, in some cases, prevent the export or import of our products to certain countries, regions, governments, persons or entities altogether, which could adversely affect our business, financial condition and results of operations.
We are also subject to various domestic and international anti-corruption laws, such as the U.S. Foreign Corrupt Practices Act and the UK Bribery Act, as well as other similar anti-bribery and anti-kickback laws and regulations. These laws and regulations generally prohibit companies and their employees and intermediaries from authorizing, offering, or providing improper payments or benefits to officials and other recipients for improper purposes. We rely on certain third parties to support our sales and regulatory compliance efforts and can be held liable for their corrupt or other illegal activities, even if we do not explicitly authorize or have actual knowledge of such activities. Although we take precautions to prevent violations of these laws, our exposure for violating these laws increases as our international presence expands and as we increase sales and operations in additional jurisdictions.
Changes in laws and regulations related to the Internet or changes in the Internet infrastructure itself may diminish the demand for our products, and could harm our business.
The future success of our business depends upon the continued use of the Internet as a primary medium for commerce, communication, and business applications. Federal, state, or foreign government bodies or agencies have in the past adopted, and may in the future adopt, laws or regulations affecting the use of the Internet as a commercial medium. Changes in these laws or regulations could require us to modify our products in order to comply with these changes. In addition, government agencies or private organizations have imposed and may impose additional taxes, fees, or other charges for accessing the Internet or commerce conducted via the Internet.

These laws or charges could limit the growth of Internet-related commerce or communications generally, or result in reductions in the demand for Internet-based products such as ours. In addition, the use of the Internet as a business tool could be harmed due to delays in the development or adoption of new standards and protocols to handle increased demands of Internet activity, security, reliability, cost, ease-of-use, accessibility, and quality of service. The performance of the Internet and its acceptance as a business tool has been harmed by phishing attacks, cyber-attacks, viruses, worms, and similar malicious programs and the Internet has experienced a variety of outages and other delays as a result of damage to portions of its infrastructure. If the use of the Internet is adversely affected by these issues, demand for our products could decline and our business could be harmed.
If we are deemed to be an investment company under the Investment Company Act of 1940, our results of operations could be harmed.
We are not registered as an investment company under the Investment Company Act of 1940, as amended (“Investment Company Act”) as we believe that we meet all the requirements for exemption provided under Rule 3a-8 under the Investment Company Act. If we were obligated to register as an investment company, we would have to comply with a variety of substantive requirements under the Investment Company Act that impose, among other things, limitations on capital structure, restrictions on specified investments, prohibitions on transactions with affiliates, and compliance with reporting, record keeping, voting, proxy disclosure and other rules and regulations that would increase our operating expenses and could harm our results of operations.
Risks Related to Ownership of Our Class A Ordinary Shares
The dual class structure of our ordinary shares has the effect of concentrating voting control with certain shareholders, in particular, our Co-Chief Executive Officers and their affiliates, which will limit our other shareholders’ ability to influence the outcome of important transactions, including a change in control.
Our Class B ordinary shares have ten votes per share and our Class A ordinary shares have one vote per share. As of December 31, 2021, shareholders who hold our Class B ordinary shares collectively hold approximately 89% of the voting power of our outstanding share capital and in particular, our Co-Chief Executive Officers, Michael Cannon-Brookes and Scott Farquhar, collectively hold approximately 88% of the voting power of our outstanding share capital. The holders of our Class B ordinary shares will collectively continue to control a majority of the combined voting power of our share capital and therefore be able to control substantially all matters submitted to our shareholders for approval so long as our Class B ordinary shares represent at least 10% of all of our outstanding Class A ordinary shares and Class B ordinary shares in the aggregate. These holders of our Class B ordinary shares may also have interests that differ from holders of our Class A ordinary shares and may vote in a way which may be adverse to such interests. This concentrated control may have the effect of delaying, preventing or deterring a change in control of Atlassian, could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of Atlassian and might ultimately affect the market price of our Class A ordinary shares.
If Messrs. Cannon-Brookes and Farquhar retain a significant portion of their holdings of our Class B ordinary shares for an extended period of time, they will control a significant portion of the voting power of our share capital for the foreseeable future. As members of our board of directors, Messrs. Cannon-Brookes and Farquhar each owe statutory and fiduciary duties to Atlassian and must act in good faith and in a manner they consider would be most likely to promote the success of Atlassian for the benefit of shareholders as a whole. As shareholders, Messrs. Cannon-Brookes and Farquhar are entitled to vote their shares in their own interests, which may not always be in the interests of our shareholders generally.
The market price of our Class A ordinary shares is volatile and could continue to fluctuate significantly regardless of our operating performance resulting in substantial losses for our Class A ordinary shareholders.
The trading price of our Class A ordinary shares is volatile and could continue to fluctuate significantly regardless of our operating performance in response to numerous factors, many of which are beyond our control, including:
•general economic conditions;
•actual or anticipated fluctuations in our results of operations;
•the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

•failure of securities analysts to initiate or maintain coverage of Atlassian, publication of inaccurate or unfavorable research about our business, changes in financial estimates or ratings changes by any securities analysts who follow Atlassian or our failure to meet these estimates or the expectations of investors;
•announcements by us or our competitors of significant technical innovations, new products, acquisitions, pricing changes, strategic partnerships, joint ventures or capital commitments;
•changes in operating performance and stock market valuations of other technology companies generally, or those in our industry in particular;
•price and volume fluctuations in the overall stock market from time to time, including as a result of trends in the economy as a whole;
•actual or anticipated developments in our business or our competitors’ businesses or the competitive landscape generally;
•developments or disputes concerning our intellectual property or our products, or third-party proprietary rights;
•changes in accounting standards, policies, guidelines, interpretations or principles;
•new laws or regulations, new interpretations of existing laws, or the new application of existing regulations to our business;
•changes in tax laws or regulations;
•any major change in our board of directors or management;
•additional Class A ordinary shares being sold into the market by us or our existing shareholders or the anticipation of such sales;
•cyber-security and privacy breaches;
•lawsuits threatened or filed against us; and
•other events or factors, including those resulting from geopolitical risks, natural disasters, climate change, diseases and pandemics, including the COVID-19 pandemic, war, incidents of terrorism, or responses to these events.
In addition, the stock markets, and in particular the market on which our Class A ordinary shares are listed, have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many technology companies. Stock prices of many technology companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, shareholders have instituted securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from operating our business, and harm our business, results of operations and financial condition.
Substantial future sales of our Class A ordinary shares could cause the market price of our Class A ordinary shares to decline.
The market price of our Class A ordinary shares could decline as a result of substantial sales of our Class A ordinary shares, particularly sales by our directors, executive officers and significant shareholders, or the perception in the market that holders of a large number of shares intend to sell their shares. As of December 31, 2021, we had 141,154,486 outstanding Class A ordinary shares and 112,332,269 outstanding Class B ordinary shares.
We have also registered Class A ordinary shares that we issue under our employee equity incentive plans. These shares may be sold freely in the public market upon issuance.
Certain holders of our Class A ordinary shares and our Class B ordinary shares, including our founders, have rights, subject to certain conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or our shareholders. Sales of our Class A ordinary shares pursuant to these registration rights may make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. These sales also could cause the market price of our Class A ordinary shares to fall and make it more difficult for our investors to sell our Class A ordinary shares at a price that they deem appropriate.
The requirements of being a public company may strain our resources, divert management’s attention, and affect our ability to attract and retain executive officers and qualified board members.
We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, the listing requirements of The Nasdaq Global Select Market and other applicable securities rules and regulations. Compliance with these rules and regulations has increased our legal and financial compliance costs, making some activities more difficult, time-consuming, and costly, and has increased demand on our systems and resources. Such demands would likely continue to increase, particularly if we were to lose our status as a “foreign private issuer” as discussed below. The Exchange Act requires, among other things, that we file annual reports with respect to our business and results of operations. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. In order to maintain and, if required, improve our disclosure controls and procedures and internal control over financial reporting to meet this standard, significant resources and management oversight is required. As a result of the complexity involved in complying with the rules and regulations applicable to public companies, our management’s attention may be diverted from other business concerns, which could harm our business, results of operations and financial condition. In addition, the pressures of operating a public company may divert management’s attention to delivering short-term results, instead of focusing on long-term strategy.
As a public company it is more expensive for us to maintain adequate director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified executive officers and members of our board of directors.
If we are unable to maintain effective internal control over financial reporting in the future, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our Class A ordinary shares could be negatively affected.
As a public company, we are required to maintain internal controls over financial reporting and to report any material weaknesses in such internal controls. We are required to furnish a report by management on the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. If we identify material weaknesses in our internal control over financial reporting, if we are unable to comply with the requirements of Section 404 in a timely manner or assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of Class A ordinary shares could be negatively affected, and we could become subject to investigations by the stock exchange on which our securities are listed, the SEC or other regulatory authorities, which could require additional financial and management resources.
We do not expect to declare dividends in the foreseeable future.
We currently anticipate that we will retain future earnings for the development, operation and expansion of our business, and do not anticipate declaring or paying any cash dividends for the foreseeable future. Any return to shareholders will therefore be limited to the increase, if any, of our share price, which may never occur.
Risks Related to being a Foreign Private Issuer or an English Company
As a foreign private issuer, we are permitted to report our financial results under IFRS, are exempt from certain rules under the U.S. securities laws and are permitted to file less information with the SEC than a U.S. company, and our Class A ordinary shares are not listed, and we do not intend to list our shares, on any market in the UK, our country of incorporation. This may limit the information available to holders of our Class A ordinary shares.
We are a “foreign private issuer,” as defined in the SEC’s rules and regulations and, consequently, we are not subject to all of the disclosure requirements applicable to public companies organized within the U.S. For example, we are exempt from certain rules under the Exchange Act that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act, including the U.S. proxy rules under Section 14 of the Exchange Act. In addition, our officers and directors are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. Moreover, while we have been, and expect to continue to, voluntarily submit quarterly interim consolidated financial data to the SEC under cover of the SEC’s Form 6-K, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. public companies and are not required to file quarterly reports on Form 10-Q or current reports on Form 8-K under the Exchange Act. If some investors find our Class A ordinary shares less attractive because of these exemptions, there may be a less active trading market for our Class A ordinary shares and our share price may be more volatile.

Furthermore, our shares are not listed and we do not currently intend to list our shares on any market in the UK, our country of incorporation. As a result, we are not subject to the reporting and other requirements of companies listed in the UK. Accordingly, there will be less publicly available information concerning Atlassian than there would be if we were a public company organized in the U.S.
In addition, we report our financial statements under IFRS. There have been and there may in the future be certain significant differences between IFRS and GAAP, including differences related to revenue recognition, share-based compensation expense, income tax and earnings per share. As a result, our financial information and reported earnings for historical or future periods could be significantly different if they were prepared in accordance with GAAP. As a result, it may be difficult to meaningfully compare our financial statements under IFRS with those companies that prepare financial statements under GAAP.
As a foreign private issuer, we are permitted to follow certain home country corporate governance practices in lieu of certain requirements under the Nasdaq listing standards. This may afford less protection to holders of our Class A ordinary shares than U.S. regulations.
As a foreign private issuer whose shares are listed on The Nasdaq Global Select Market (“Nasdaq”), we are permitted to follow English corporate law and the Companies Act 2006 (“Companies Act”) with regard to certain aspects of corporate governance in lieu of certain requirements under the Nasdaq listing standards.
A foreign private issuer must disclose in its annual reports filed with the SEC each requirement under the Nasdaq listing standards with which it does not comply, followed by a description of its applicable home country practice. Our home country practices differ in significant respects from the corporate governance requirements applicable to U.S. domestic issuers listed on the Nasdaq Global Select Market and may, therefore, afford less protection to holders of our Class A ordinary shares.
We may rely on exemptions available under the Nasdaq listing standards to a foreign private issuer and follow our home country practices in the future, and as a result, our shareholders may not be provided with the benefits of certain corporate governance requirements of the Nasdaq listing standards.
We may lose our foreign private issuer status in the future, which could result in significant additional cost and expense.
In order to maintain our current status as a foreign private issuer, either (i) a majority of voting power of our shares must be either directly or indirectly owned of record by non-residents of the U.S. or (ii) (a) a majority of our executive officers or directors must not be U.S. citizens or residents, (b) more than 50% of our assets cannot be located in the U.S., and (c) our business must be administered principally outside the U.S. If we lose this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We would also be required under current SEC rules to prepare our financial statements in accordance with GAAP and modify certain of our corporate governance practices in accordance with various SEC rules and the Nasdaq listing standards. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer will likely be higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs. We also expect that if we were required to comply with the rules and regulations applicable to U.S. domestic issuers, it could make it more difficult and expensive for us to obtain director and officer liability insurance. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors.
Provisions contained in our articles of association and under the laws of England may frustrate or prevent an attempt to obtain control of us.
Provisions in our articles of association, as amended and restated, may have the effect of delaying or preventing a change of control or changes in our management. Our amended and restated articles of association include provisions that:
•specify that general meetings of our shareholders can be called only by our board of directors, the chair of our board of directors, or one of our Co-Chief Executive Officers (or otherwise by shareholders in accordance with the Companies Act); and
•provide that vacancies on our board of directors may be filled only by a majority of directors then in office, even though less than a quorum.

Provisions of the laws of England may also have the effect of delaying or preventing a change of control or changes in our management. The Companies Act includes provisions that:
•require that any action to be taken by our shareholders be effected at a duly called general meeting (including the annual general meeting) and not by written consent; and
•require the approval of the holders of at least 75% of the voting power of our outstanding shares to amend the provisions of our articles of association.
These provisions may frustrate or prevent any attempts by our shareholders to replace or remove our current management by making it more difficult for shareholders to replace members of our board of directors, which is responsible for appointing the members of our management.
In addition, because we are a public limited company whose registered office is in the UK, we may become subject to the UK City Code on Takeovers and Mergers (“Takeover Code”), which is issued and administered by the UK Panel on Takeovers and Mergers (“Takeover Panel”). The Takeover Code applies, among other things, to an offer for a public company whose registered office is in the UK and whose securities are admitted to trading on a regulated market or multilateral trading facility in the UK (and for these purposes Nasdaq does not fall within the definition of regulated market or multilateral trading facility), or to an offer for a public company whose registered office is in the UK if Atlassian is considered by the Takeover Panel to have its place of central management and control in the UK. Although we believe that the Takeover Code does not apply to us, the Takeover Panel will be responsible for determining whether we have our place of central management and control in the UK by looking at various factors, including the structure of our board of directors and where they are resident.
If at the time of a takeover offer the Takeover Panel determines that we have our place of central management and control in the UK, or if at that time we have our shares admitted to trading on a regulated market or multilateral trading facility in the UK (or a regulated market in one or more member states of the European Economic Area), we would be subject to a number of rules and restrictions, including, but not limited to, the following: (i) our ability to enter into deal protection arrangements with a bidder would be extremely limited; (ii) we may not, without the approval of our shareholders, be able to perform certain actions that could have the effect of frustrating an offer, such as issuing shares or carrying out acquisitions or disposals; and (iii) we would be obliged to provide equality of information to all bona-fide competing bidders.
The rights of our shareholders may differ from the rights typically offered to shareholders of a U.S. corporation.
We are incorporated under English law. The rights of holders of Class A ordinary shares are governed by English law, including the provisions of the Companies Act, and by our articles of association. These rights differ in certain respects from the rights of shareholders in typical U.S. corporations organized under Delaware law.
Shareholders in certain jurisdictions may not be able to exercise their pre-emptive rights if we increase our share capital.
Under the Companies Act, our shareholders generally have the right to subscribe and pay for a sufficient number of our shares to maintain their relative ownership percentages prior to the issuance of any new shares in exchange for cash consideration. Shareholders in certain jurisdictions may not be able to exercise their pre-emptive rights unless securities laws have been complied with in such jurisdictions with respect to such rights and the related shares, or an exemption from the requirements of the securities laws of these jurisdictions is available. We currently do not intend to register the Class A ordinary shares under the laws of any jurisdiction other than the U.S., and no assurance can be given that an exemption from the securities laws requirements of other jurisdictions will be available to shareholders in these jurisdictions. To the extent that such shareholders are not able to exercise their pre-emptive rights, the pre-emptive rights would lapse, and the proportional interests of such shareholders would be reduced.
Further, the Companies Act provides that in certain circumstances the pre-emptive rights available to shareholders can be overridden, including where there is an issue of shares for non-cash consideration or the disapplication of the pre-emptive rights is approved by the holders of at least 75% of our outstanding shares. Our shareholders have approved the disapplication of these pre-emptive rights for a period of five years from our fiscal year 2017 annual general meeting of shareholders.
U.S. holders of our shares could be subject to material adverse tax consequences if we are considered a “passive foreign investment company” for U.S. federal income tax purposes.

We do not believe that we are a passive foreign investment company, and we do not expect to become a passive foreign investment company. However, our status in any taxable year will depend on our assets, income and activities in each year, and because this is a factual determination made annually after the end of each taxable year, there can be no assurance that we will not be considered a passive foreign investment company for the current taxable year or any future taxable years. If we were a passive foreign investment company for any taxable year while a taxable U.S. holder held our shares, such U.S. holder would generally be taxed at ordinary income rates on any sale of our shares and on any dividends treated as “excess distributions.” An interest charge also generally would apply based on any taxation deferred during such U.S. holder’s holding period in the shares.
U.S. investors may have difficulty enforcing civil liabilities against the Company, our directors, or our executive officers.
Under English law, a director owes various statutory and fiduciary duties to the Company, and not, except in certain limited circumstances, to shareholders. This means that under English law generally the Company, rather than the shareholders, is the proper claimant in an action in respect of a wrong done to the Company by a director. Notwithstanding this general position, the Companies Act provides that a court may allow a shareholder to bring a derivative claim, which is an action in respect of and on behalf of the Company, in respect of a cause of action arising from a director’s negligence, default, breach of duty or breach of trust. The ability to bring a derivative claim is, however, subject to compliance with a number of procedural requirements, which may in practice be difficult for shareholders to comply with.
We are a public limited company incorporated under the laws of England. Certain of our directors and executive officers reside outside the U.S. In addition, a substantial portion of our assets and a substantial portion of the assets of such directors and executive officers, are located outside the U.S. As a result, it may be difficult for an investor to serve legal process on us or our directors and executive officers or have any of them appear in a U.S. court.
It may not be possible to bring proceedings or enforce a judgment of a U.S. court in respect of civil liabilities predicated on the U.S. federal securities laws in England. The English courts will not enforce, either directly or indirectly, a penal, revenue or other public law of a foreign state. In addition, awards of punitive damages in actions brought in the U.S. or elsewhere may be unenforceable in England. An award of damages is usually considered to be punitive if it does not seek to compensate the claimant for loss or damage suffered and is instead intended to punish the defendant. In addition to public policy aspects of enforcement, the enforceability of any judgment in England will depend on the particular facts of the case such as the nature of the judgment and whether the English court considered the U.S. court to have had jurisdiction. It will also depend on the laws and treaties in effect at that time. The U.S. and the UK do not currently have a treaty or convention providing for the reciprocal recognition and enforcement of judgments, other than arbitration awards, in civil and commercial matters. Therefore, to enforce a judgment of a U.S. court, the party seeking to enforce the judgment must bring an action at common law in respect of the amount due under the judgment.
General Risk Factors
Our global operations subject us to risks that can harm our business, results of operations, and financial condition.
A key element of our strategy is to operate globally and sell our products to customers around the world. Operating globally requires significant resources and management attention and subjects us to regulatory, economic, geographic, and political risks. In particular, our global operations subject us to a variety of additional risks and challenges, including:
•increased management, travel, infrastructure, and legal compliance costs associated with having operations in many countries;
•difficulties in enforcing contracts, including “clickwrap” contracts that are entered into online, of which we have historically relied as part of our product licensing strategy, but which may be subject to additional Legal uncertainty in some foreign jurisdictions;
•increased financial accounting and reporting burdens and complexities;
•requirements or preferences within other regions for domestic products, and difficulties in replacing products offered by more established or known regional competitors;
•differing technical standards, existing or future regulatory and certification requirements, and required features and functionality;

•communication and integration problems related to entering and serving new markets with different languages, cultures, and political systems;
•compliance with foreign privacy and security laws and regulations and the risks and costs of non-compliance;
•compliance with laws and regulations for foreign operations, including anti-bribery laws (such as the U.S. Foreign Corrupt Practices Act, the U.S. Travel Act, and the UK Bribery Act), import and export control laws, tariffs, trade barriers, economic sanctions, and other regulatory or contractual limitations on our ability to sell our products in certain foreign markets, and the risks and costs of non-compliance;
•heightened risks of unfair or corrupt business practices in certain geographies that may impact our financial results and result in restatements of our consolidated financial statements;
•fluctuations in currency exchange rates and related effects on our results of operations;
•difficulties in repatriating or transferring funds from, or converting currencies in certain countries;
•weak economic conditions which could arise in each country or region in which we operate or sell our products, including due to rising inflation, or general political and economic instability around the world, including as a result of the COVID-19 pandemic;
•differing labor standards, including restrictions related to, and the increased cost of, terminating employees in some countries;
•difficulties in recruiting and hiring employees in certain countries;
•the preference for localized software and licensing programs and localized language support;
•reduced protection for intellectual property rights in some countries and practical difficulties associated with enforcing our legal rights abroad;
•imposition of travel restrictions, prohibitions of non-essential travel, modifications of employee work locations, or cancellation or reorganization of certain sales and marketing events as a result of the COVID-19 pandemic;
•compliance with the laws of numerous foreign taxing jurisdictions, including withholding obligations, and overlapping of different tax regimes; and
•geopolitical risks, such as political and economic instability, and changes in diplomatic and trade relations.
Compliance with laws and regulations applicable to our global operations substantially increases our cost of doing business in foreign jurisdictions. We may be unable to keep current with changes in government requirements as they change from time to time. Failure to comply with these laws and regulations could harm our business. In many countries, it is common for others to engage in business practices that are prohibited by our internal policies and procedures or other regulations applicable to us. Although we have implemented policies and procedures designed to ensure compliance with these regulations and policies, there can be no assurance that all of our employees, contractors, business partners and agents will comply with these regulations and policies. Violations of laws, regulations or key control policies by our employees, contractors, business partners, or agents could result in delays in revenue recognition, financial reporting misstatements, enforcement actions, reputational harm, disgorgement of profits, fines, civil and criminal penalties, damages, injunctions, other collateral consequences, or the prohibition of the importation or exportation of our products and could harm our business, results of operations, and financial condition.
Adverse economic conditions could negatively impact our business.
Our results of operations may vary based on the impact of changes in our industry or the global economy on us or our customers. Our business depends on demand for business software applications generally and for collaboration software solutions in particular. In addition, the market adoption of our products and our revenue is dependent on the number of users of our products. To the extent that weak economic conditions, including as a result of the COVID-19 pandemic or rising inflation, reduce the number of personnel providing development or engineering services or that limit the available budgets within organizations for software products, demand for our products could be harmed. If economic conditions deteriorate, our customers and prospective customers may elect to decrease their information technology budgets, which would limit our ability to grow our business and harm our results of operations.
In addition, the recent COVID-19 pandemic has created significant additional uncertainty for the global economy. If the outbreak worsens or continues for an indefinite period of time, especially in regions in which we have material operations or sales, our business and results of operations could be adversely affected.

Catastrophic events may disrupt our business.
Natural disasters, pandemics, including the COVID-19 pandemic, other public health emergencies, geopolitical conflicts, social or political unrest, or other catastrophic events may cause damage or disruption to our operations, international commerce and the global economy, and thus could harm our business. We have a large employee presence and operations in the San Francisco Bay Area, California. The west coast of the U.S. contains active earthquake zones. In the event of a major earthquake, hurricane or catastrophic event such as fire, power loss, telecommunications failure, cyber-attack, war or terrorist attack, we may be unable to continue our operations and may endure system interruptions, reputational harm, delays in our application development, lengthy interruptions in our product availability, breaches of data security and loss of critical data, all of which could harm our business, results of operations and financial condition.
Additionally, we rely on our network and suppliers of third-party infrastructure and applications, internal technology systems, and our websites for our development, marketing, internal controls, operational support, hosted services and sales activities. If these systems were to fail or be negatively impacted as a result of a natural disaster, disease or pandemic, including the COVID-19 pandemic, or catastrophic event, our ability to conduct normal business operations and deliver products to our customers could be impaired.
As we grow our business, the need for business continuity planning and disaster recovery plans will grow in significance. If we are unable to develop adequate plans to ensure that our business functions continue to operate during and after a disaster, disease or pandemic, including the COVID-19 pandemic, or catastrophic event, or if we are unable to successfully execute on those plans, our business and reputation could be harmed.

Climate change may have a long term impact on our business.
The long-term effects of climate change on the global economy and the technology industry in particular are unclear, however we recognize that there are inherent climate related risks wherever business is conducted. Climate-related events, including the increasing frequency of extreme weather events and their impact on critical infrastructure in the U.S., Australia and elsewhere, have the potential to disrupt our business, our third-party suppliers, and/or the business of our customers, and may cause us to experience higher attrition, losses and additional costs to maintain and resume operations.
We depend on our executive officers and other key employees and the loss of one or more of these employees or the inability to attract and retain highly skilled employees could harm our business.
Our success depends largely upon the continued services of our executive officers and key employees. We rely on our leadership team and other key employees in the areas of research and development, products, strategy, operations, security, go-to-market, marketing, IT, support, and general and administrative functions. From time to time, there may be changes in our executive management team resulting from the hiring or departure of executives, which could disrupt our business. For example, we announced in October 2021 that our Chief Financial Officer, James Beer, intends to retire from the Company at the end of fiscal year 2022, and we announced in January 2022 that our Chief Technology Officer, Sri Viswanath, will also be leaving the Company at the end of fiscal year 2022. In addition, we do not have employment agreements with our executive officers or other key personnel that require them to continue to work for us for any specified period and, therefore, they could terminate their employment with us at any time. The loss of one or more of our executive officers, especially our Co-Chief Executive Officers, or other key employees could harm our business.
In addition, in order to execute our growth plan, we must attract and retain highly qualified personnel. Competition for these personnel in Sydney, Australia, the San Francisco Bay Area, and in other locations where we maintain offices, is intense, especially for engineers experienced in designing and developing software and cloud-based services. We have from time to time experienced, and we expect to continue to experience, difficulty hiring and retaining employees with appropriate qualifications. In particular, recruiting and hiring senior product engineering personnel has been, and we expect to continue to be, challenging. If we are unable to hire and retain talented product engineering personnel, we may be unable to scale our operations or release new products in a timely fashion and, as a result, customer satisfaction with our products may decline.
Many of the companies with which we compete for experienced personnel have greater resources than we have. If we hire employees from competitors or other companies, these employers may attempt to assert that the employees or we have breached certain legal obligations, resulting in a diversion of our time and resources. In addition, job candidates and existing employees often consider the value of the equity awards they receive in connection with their employment. If the value or perceived value of our equity awards declines, it could harm our ability to recruit and retain highly skilled employees. If we fail to attract new personnel or fail to retain and motivate our current personnel, our business, results of operations and financial condition could be harmed.
We are exposed to credit risk and fluctuations in the market values of our investment portfolio.
Given the global nature of our business, we have diversified U.S. and non-U.S. investments. Credit ratings and pricing of our investments can be negatively affected by liquidity, credit deterioration, financial results, economic risk, political risk, sovereign risk or other factors. As a result, the value and liquidity of our investments may fluctuate substantially. Therefore, although we have not realized any significant losses on our investments, future fluctuations in their value could result in a significant realized loss.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	January 28, 2022	Atlassian Corporation Plc

/s/ James Beer
James Beer Chief Financial Officer